121

04035701

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Trans Hex Group

*CURRENT ADDRESS

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4011   FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 7/21/04

Trans Hex Group

annual report
2004



contents

TRANS HEX

Trans Hex Group Limited
Reg. no. 1963/007579/06

corporate charter

Our corporate charter has three components

VISION

We aspire to enhance our position as a world-class player in the exploration for, and mining and marketing of, land and marine diamonds of the highest quality

MISSION

We exist to:

- Profitably expand our core business through strategically positioned alliances around the globe
- Attract investors by maintaining a track record of positive growth and acceptable returns
- Extend our proven diamond-ore reserves to more than 20 years through the aggressive exploration of areas hosting a preponderance of diamonds at the high end of the quality spectrum
- Upgrade productivity through ongoing research and development and the continual implementation of new technologies
- Manage all activities professionally and at the highest possible standard
- Enhance the quality of life in those communities in which we operate
- Play an active role in the personal growth of each employee so as to attract and retain only the best
- Empower those who work for us with the knowledge and resources to act responsibly in accordance with the shared values of all shareholders
- Foster close relationships with regulators and all levels of government and statutory bodies, for the benefit of all stakeholders

CORE VALUES

We stand by the principles of:

- Honesty, integrity, dignity and reliability in all our dealings
- The sanctity of human rights, equality and non-discrimination
- Respect for the cultural diversity of each community and country in which we operate
- A safe and healthy working environment
- Cultivating an environmental conscience which begins with each individual project and extends to the greater planet











- Baken, Bloeddrif and Saxendrift – record production
- Luarica sold 84 000 carats at a record average price of more than US$300 per carat
- Fucauma – feasibility study completed – pilot production phase commenced
- Exceptional prices achieved – average US dollar price per carat increased by 18%
- Saxendrift produced a 147 carat stone and Niewejaarskraal a 132 carat stone
- Trans Hex's highest-value stone sold for more than US$1,8 million

corporate highlights

financial highlights

Turnover	**1 079 734**	972 220	11,1
Average US$ exchange rate	**7,15**	9,71	(26,4)
Exploration costs	**49 719**	46 620	6,6
Mining income	**402 148**	401 020	0,3
Attributable income	**191 288**	225 045	(15,0)
Headline income	**192 551**	229 599	(16,1)
Earnings per share (cents)			
– Basic	**220,5**	264,9	(16,8)
– Diluted	**193,4**	226,7	(14,7)
– Headline	**222,0**	270,2	(17,8)
Total dividend per share (cents)	**73,0**	66,0	10,6
Total assets	**1 507 060**	1 438 255	4,8
Net asset value per share (cents)	**1 219**	1 124	8,5

ve-year consolidated financial review

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	R'000	R'000	R'000	R'000	R'000
Assets					
Property, plant and equipment	**765 825**	816 414	751 371	676 446	419 123
Goodwill	**37 096**	3 975	–	–	–
Investments and loans	**164 420**	109 592	28 710	36 983	36 411
Deferred taxation	**18 655**	22 006	24 946	–	–
Current assets	**521 064**	486 268	385 913	117 938	188 436
Total assets	**1 507 060**	1 438 255	1 190 940	831 367	643 970
Equity and liabilities					
Stated capital	**195 126**	174 370	166 384	159 147	156 291
Reserves	**882 547**	787 400	648 422	422 701	299 964
Outside shareholders' interest	**–**	–	–	–	2 123
Non-current liabilities	**228 629**	261 133	262 290	140 361	97 759
Current liabilities	**200 758**	215 352	113 844	109 158	87 833
Total equity and liabilities	**1 507 060**	1 438 255	1 190 940	831 367	643 970
Net asset value per share (cents)	**1 219**	1 124	970	705	556

	2004	2003	2002	2001	2000
	R'000	R'000	R'000	R'000	R'000
Net operating income	**321 160**	344 331	263 028	165 096	121 685
Interest paid	**(19 460)**	(12 823)	(14 664)	(2 977)	(3 916)
Share of results of associated companies	**(5)**	17	8	9	(487)
Exceptional items	**–**	–	550	875	(6 072)
Profit before taxation	**301 695**	331 525	248 922	163 003	111 210
Taxation	**110 407**	106 480	72 907	39 690	36 539
Profit after taxation	**191 288**	225 045	176 015	123 313	74 671
Outside shareholders' interest	**–**	–	–	4 458	2 647
Attributable income	**191 288**	225 045	176 015	127 771	77 318
Earnings per share (cents)					
– Basic	**220,5**	264,9	211,6	155,5	122,0
– Diluted	**193,4**	226,7	202,6	151,7	120,4
– Headline	**222,0**	270,2	212,4	152,7	144,4
Dividend per share (cents)	**73,0**	66,0	52,5	42,0	33,0
Dividend cover	**3,04**	4,09	4,05	3,64	4,38

directors

NON-EXECUTIVE



Tokyo Sexwale (51)
Certificate in Business Studies (Univ of Botswana, Lesotho and Swaziland), PhD Hon Causa (Nott)
Non-executive chairman (appointed 2000)
Other directorships include chairman of Mvelaphanda Holdings (Pty) Limited and numerous other mining, energy and financial services companies
Representation on Trans Hex committees: executive and remuneration



Bernard van Rooyen (70)
BA LLB (Wits)
Non-executive deputy chairman (appointed 1993)
Other directorships include numerous mining and utility companies
Representation on Trans Hex committees: executive, audit and remuneration



Emil Bührmann (49)
BComm (OFS), CA(SA)
Non-executive director (appointed 1994)
Other directorships include Remgro Limited and numerous other listed companies
Representation on Trans Hex committees: executive and audit



Edwin Hertzog (54)
MB, ChB, MMed (Stell), FFA (SA)
Non-executive director (appointed 1990)
Other directorships include Remgro Limited, Medi-Clinic Corporation Limited
Representation on Trans Hex committees: remuneration



Niel Hoogenhout (50)
BComm LLB (Stell), CA(SA)
Independent non-executive director (appointed 1988)



Alwyn Martin (66)
BComm (UCT), CA(SA)
Independent non-executive director (appointed 1997)
Other directorships include Credit Guarantee Limited, Medi-Clinic Corporation Limited and Santam Limited
Representation on Trans Hex committees: executive and audit



Mark Willcox (34)
BA LLB, Post Grad Dip Tax (UCT)
Non-executive director (appointed 2000)
Other directorships include Mvelaphanda Holdings (Pty) Limited, and other mining and energy companies

EXECUTIVE



Altie Krige (49)
BSc (Hons) (Stell)
Executive director: land (appointed 2002)
Representation on Trans Hex committees: executive



Magda Loubser (44)
BAcc (Hons) (Stell), CA(SA)
Executive director: finance (appointed 2001)
Representation on Trans Hex committees: executive

senior management



Mervyn Carstens (40)
National Dipl in Personnel Management (Vaal Triangle Technikon), IRDP (Stell)
Group manager: personnel



Tim Lee (38)
MBA (Newcastle)
Group manager: marketing



Phillip Schreuder (58)
MSc (Stell), DComm (RAU)
Group manager: mineral rights and environmental management



Bertus Cilliers (34)
MSc (Stell)
Manager: new business



Gus Maarman (41)
NHTD in extractive metallurgy
Operations manager: Saxendrift



Stan Turketti (48)
National Dipl in Police Administration
Group manager: security



Dan Gadd-Claxton (54)
MSc (Rhodes)
General manager: marine



Keith McCulloch (55)
BSc Eng (Wits)
Group mining engineer



George Zacharias (46)
BA LLB (Rhodes)
Group secretary



Percy Khoza (32)
BSc Mining Engineering (Wits)
Operations manager: Lower Orange River



Martin Pool (52)
NHTD T4
Group manager: earthmoving equipment

board charter

The Trans Hex Group endorses and is committed to the principles of good corporate governance. These include discipline, transparency, independence, accountability, responsibility, fairness and social responsibility. In accordance with this commitment the board of directors have endorsed a board charter which serves to:

- identify, define and record the responsibilities, functions and composition of the board of directors of Trans Hex Group; and to
- provide a reference tool to new directors.

This board charter has been accepted by all directors of the Trans Hex Group board. In addition and in compliance with the King II report on corporate governance the board charter is published in this report.

STRUCTURE OF THE GROUP

Directors should ensure that they are familiar with the current group structure and any changes to such structure shall be approved by them.

COMPOSITION OF THE BOARD

There are currently seven non-executive directors and two executive directors. Trans Hex has an effective board that can both lead and control the group. Executive directors of Trans Hex Group are collectively referred to as senior management in this board charter.

All directors have access to the advice of the company secretary and to that of relevant external experts whenever required.

The Trans Hex Group board shall at no time comprise fewer than four directors and not more than fifteen or such other number as the shareholders may from time to time determine. The board shall endeavour to ensure that the board's composition adequately reflects the demographics of South Africa. In addition, the board shall ensure that the collective skills and experience of directors is adequate for the effective performance of the board. This imposes a duty on the board to manage with care the selection of directors, as well as their orientation process.

ROLE AND RESPONSIBILITIES

The board is ultimately accountable for the performance and affairs of the company. It provides strategic direction by assessing and authorising the plans and strategies submitted by senior management. In directing the group the board shall exercise leadership, integrity and judgement based on fairness, accountability, responsibility and transparency.

The board is accountable for the successful implementation of approved strategic plans, for the process development and implementation of policy to ensure the integrity of risk management and internal controls. The board is the focal point of the group's corporate governance. The board is also responsible for ensuring that the group complies with all relevant laws, regulations and codes of best business practices.

The board is responsible for the monitoring of operational performance including financial and non-financial aspects relevant to the group. The board is also responsible for ensuring that procedures and practices are in place that will protect the company's assets and reputation.

The board has established subcommittees to assist it in discharging its duties and responsibilities. These are:

- The remuneration committee, consisting of three non-executive directors and one executive director, which determines the remuneration and terms of employment of senior management and is responsible for succession planning and for nominating directors.
- The audit committee reviews the adequacy and effectiveness of the financial reporting process, the system of internal control and the management of financial and operating risks, the audit process and the group's process for monitoring compliance with laws and regulations and its own code of business conduct. The audit committee consists of three non-executive directors. The independent non-executive chairman of the committee is not the chairman of the Trans Hex Group board.
- The executive committee meets between board meetings to deal with issues delegated by the main board. The executive committee consists of two executive directors and three non-executive directors.

The board is responsible for the appointment of new directors and for the orientation of new directors.

Every non-executive director is selected for his or her knowledge and experience of complementary and other businesses and business sectors, and is expected to contribute effectively to decision-making and the formulation of policy and strategy.

The executive directors in turn contribute their detailed insight to the day-to-day operations of Trans Hex's businesses, enabling the board to identify goals, provide direction and determine the feasibility of any proposed strategies. These directors generally make and implement all operational decisions.

QUORUM

Although the articles of association requires two directors to form a quorum, directors are encouraged to attend all board meetings. All committee meetings must be attended by the majority of its members with significant representation of the non-executive directors.

FREQUENCY OF MEETINGS

The Trans Hex Group board meets at least four times a year to enable it to carry out its responsibilities. The audit committee meets at least three times a year, and the remuneration committee meets on request of the directors, but at least four times a year.

MATERIALITY AND APPROVAL FRAMEWORK

Issues of a material or strategic nature, or which can impact on the reputation of the group, are referred to the board. All other issues, as mandated by the board, are dealt with at senior management level.

The minutes of the audit and executive committee meetings are distributed to the members of the Trans Hex Group board for information purposes. Issues that require board attention or a board decision, are highlighted and included as agenda items for the next board meeting.

BOARD APPRAISAL

The board regularly reviews and assesses the mix of skills and experience offered by the board as well as its composition in light of the country's demographics so as to ensure that the board is adequately equipped to achieve the group's objectives and to create shareholders' value. The board also regularly reviews its effectiveness and the individual contributions of each director.

ROLE OF THE MANAGING DIRECTOR

The managing director has a critical and strategic role to play in the operational success of the group's business.

The specific functions of the managing director are to:

- develop and recommend to the board a long-term strategy and vision for the group that will generate satisfactory levels of shareholder value;
- develop and recommend to the board annual business plans and budgets that support the group's long-term strategy;
- strive to achieve the group's financial and operational targets and ensure that the day-to-day business affairs of the group are appropriately monitored and managed;
- ensure continuous improvement in business and operational processes;
- ensure that the group has an effective management team and to effectively participate in the development of management and succession planning;
- maintain a positive and ethical work climate that is conducive to attracting, retaining and motivating a diverse group of top quality employees at all levels of the group;
- formulate and oversee the implementation of policies; and
- implement a broad formulated communications policy encompassing the responsibility of clear, balanced and truthful communication to all stakeholders, and serve as chief spokesperson for the group.

CONFLICTS

The existence, real or perceived, of conflicts of interest between individual directors and the group could bring the integrity of the entire board into question. Failure to identify and deal with such conflicts could cause significant damage to Trans Hex's image and its perceived value as a going concern. Relationship-checking procedures are consequently in place aimed at recognising, responding to and managing any potential conflicts of interest. Directors are required to sign, at least once a year, a declaration stating that they are not aware of any conflicts of interest that may exist because of their interest in or association with any other company. They are also expected to disclose fully all other business interests.

In addition, the Companies Act also requires directors to disclose interests in contracts that are of significance to the company's business. A director is required to disclose any potential conflict of interest as soon as he or she becomes aware of it.

All information not disclosed publicly, which is acquired by directors in the performance of their duties, must be treated as confidential, and directors may not use, or appear to use, such information for personal advantage or for the advantage of third parties.

All directors of the Trans Hex Group board are required to comply with the Trans Hex code of conduct regarding inside information, transactions and disclosure of transactions by directors as prescribed by the JSE Securities Exchange South Africa.

INTEGRATED SUSTAINABILITY REPORTING

The board recognises that there are qualitative issues, which influence the ability of the company to create value in the future. These relate to investment in human and other intellectual capital, and the extent of the group's social transformation, ethical, safety, health and environmental policies and practices.

The board has a responsibility to report at least annually on these matters and will determine the materiality and relevance of information to be reported on.

The board is responsible for ensuring that procedures and practices are in place that will protect the company's assets and reputation

letter to stakeholders

In the year ahead we will continue to investigate potential growth opportunities, in South Africa, Angola and elsewhere in Africa







We are reporting on a year in which the entire resource sector was faced with the reality of an ever-strengthening rand. Headline earnings per share decreased by 18% to 222 cents, but if measured in constant currency and diamond price terms, headline earnings would have reflected a 29% increase over last year. Continued prudent cost management measures and record production at Baken and Saxendrift led to the group maintaining mining income in rand terms and job losses were avoided.

Our strategic expansion into Angola is beginning to show results with Luarica producing 95 000 carats in its first full year of production.

Sales of the Luarica production fetched average prices in excess of US$300 per carat, being the highest-value production in Angola to date. The forthcoming year will see further development of the Luarica concession, full-scale mining at Fucauma and considerable exploration activities at the Gango kimberlite and Luana alluvial concessions. In addition, we welcome Jeffrey Ovian who joined the group as managing director of Trans Hex Angola. Jeffrey and his family will be based in Luanda from where he will oversee our Angolan operations and will actively seek new business opportunities.

The group's marine operations once again experienced a difficult year but nevertheless contributed 37 000 carats to total production, being 2% more than last year. Various options are being explored to improve revenue in the group's marine operations in both South Africa and Namibia.

The firming of dollar diamond prices has been particularly encouraging, with Trans Hex experiencing an average dollar price per carat increase in excess of 18%.

The year saw the sale of our highest value stone to date, a 78,9 carat D colour stone from Baken which achieved in excess of US$1,8 million. In addition, we sold a number of significant fancy colour stones. An 8,61 carat orange stone achieved almost US$43 000 per carat and a 27,67 carat pink stone realised in excess of US$1 million, or US$36 600 per carat, affirming our leading-edge position as producer of sought-after and desirable diamonds.

In our efforts to achieve a first-class health and safety record we welcome the 32% decline in the disabling injury frequency rate to 2,20, closer to our medium-term target of below one. Both the Saxendrift and Baken mines achieved 1 000 fatality-free shifts during the year and Saxendrift received the Chamber of Mine's Most Improved Mine Award.

Regrettably the Saxendrift operation, which had the best overall safety record, suffered a fatal accident in February, when a contractor artisan was caught between two earth-moving machines and later died of his injuries.

The group's environmental management is closely monitored at board level to ensure that environmental management is conducted in accordance with the highest standards for the industry locally and internationally.

The year has seen considerable diamond-related legislative initiatives. The Minerals and Petroleum Development Royalties Bill, which proposed an 8% royalty on diamonds, has been withdrawn and a revised Bill is to be circulated for comment in the future. The proposed amendments to the Diamond Act, including an intended 5% export duty on diamonds, subject to ministerial exemption, are being closely monitored. Submissions were submitted in respect of both proposed pieces of legislation. We believe the imposition of additional royalties and duties on the diamond production industry would severely affect the industry since many mines are already marginal due to the strong rand. This will lead to considerable loss of jobs and a severe impact on the communities in the areas where these mines operate. Whilst we support efforts to improve beneficiation in the diamond industry we submit that the imposition of royalties and duties on producers will not achieve enhanced beneficiation. We will actively engage with both government and industry players to constructively attempt to create improved beneficiation.

Calvyn Gardner resigned as chief executive officer in December to pursue opportunities as independent consultant in the diamond industry. We appreciate the valuable contribution Calvyn made to position Trans Hex on a strong growth platform, and more recently as consultant to our Angolan operations. We wish him well in his future endeavours. Operations continued as per usual in the interim under the able leadership of Altie Krige, and the board wishes to thank him and the group's executive management for their exceptional management of the group during this period.

Subsequent to year-end the board appointed Llewellyn Delport as managing director of Trans Hex Group. We look forward to drawing on Llewellyn's leadership skills and consummate knowledge of the mining industry. We are confident that his entrepreneurial flair will complement our dynamic management team.

In the year ahead we will continue to investigate potential growth opportunities, in South Africa and elsewhere in Africa, including Angola.

We anticipate that the dollar price of diamonds will strengthen further in the year ahead. If the rand/dollar exchange rate however remains at its present level we believe it will continue to have a substantially negative impact on our earnings.

We sincerely thank our people for their much-valued contribution to our success in achieving satisfactory results in challenging times. Together we are achieving our vision of becoming a world-class player in the exploration and mining of high-quality diamonds.

Tokyo Sexwale
Chairman

Bernard van Rooyen
Deputy chairman

The firming of dollar diamond prices has been particularly encouraging, with Trans Hex experiencing an average dollar price per carat increase in excess of 18%



ground breaking

review of operations

FINANCIAL SUMMARY

Sales revenue for the year increased by 11% to R1 080 million (2003: R972 million) and was 38% higher in dollar terms at US$144,1 million (2003: US$103,7 million). Attributable income declined by 15% to R191 million (2003: R225 million) resulting in an 18% decrease in headline earnings per share to 222,0 cents (2003: 270,2 cents), due primarily to the sustained strength of the rand against the US dollar. In dollar terms, headline earnings per share reflected a 12% increase to 31,0 cents (2003: 27,8 cents). Net asset value per share increased 9% to 1 219 cents (2003: 1 124 cents).

The group's South African operations continue to produce solid cash flows, with cash flow available from operating activities being R426 million (2003: R454 million).

Excluding the group's Angolan operations, which were brought into account from 1 April 2003, cost of sales increased by 6,3%. Despite the strengthening in the average rand/dollar exchange rate by 26%, mining income was maintained at R402 million (2003: R401 million).

A final dividend of 53 cents per share was declared on 24 May 2004, resulting in a total dividend of 73 cents per share, being an 11% increase over the prior period.

LAND OPERATIONS

Record production was achieved by both the Baken and Saxendrift operations with production of 88 063 and 18 616 carats respectively. Carat production from continuing operations was 12% higher at 140 300 carats, which excludes the contributions from Hondeklip Bay, which came to the end of its economic life in January 2003.

LOWER ORANGE RIVER

Baken

Baken's carat production exceeded the 88 000 carat mark for the first time with 88 063 carats (2003: 87 552 carats) being produced. Baken's average stone size increased by 5% to 1,29 carats per stone. The mine continues to produce high value stones. A 78,9 carat D flawless stone was sold for in excess of US$1,8 million thereby attaining more than US$23 000 per carat. A 27,67 carat pink stone achieved over US$1,0 million, being US$36 600 per carat.

After three years in operation the Baken Central Plant continues to perform satisfactorily with an average availability of 79% for the past year. The first phase of the Baken scour in the Koeskop area produced in excess of 6 000 carats and phase 2 has now commenced with mining of the lower grade intermediate gravel.

Cost per carat for the total Baken operation increased by 13% due to modifications performed on the Baken Central Plant and major component changes on the earthmoving fleet. Cost per carat for the Baken Central Plant was however 14% lower than for the prior year.

Proved and probable reserves from the palaeochannel and surrounding terraces are recorded in annexure 1 on page 22.

Sales revenue for the year increased by 11% to R1 080 million and was 38% higher in dollar terms at US$144 million



Mozambique
Botswana
Namibia
Baken
Bloeddrif
Reuning
Ventersdorp
Johannesburg
Swaziland
Etruscan
Alexander Bay
Kimberley
Bloemfontein
Lesotho
Durban
Saxendrift
Niewejaarskraal
INDEX
OPERATING MINE
South Africa
East London
Cape Town
Port Elizabeth

review of operations (continued)







Bloeddrif

The scour pool feature attained exceptionally high grades which led to the production of 14 496 carats (2003: 11 946 carats), 21% higher than anticipated. The development of a second scour feature at Bloeddrif is scheduled for the current financial year. The proved and probable reserves are indicated in annexure 1 on page 22.

Reuning

The Reuning operation achieved 13 679 carats (2003: 3 155 carats). Initial throughput difficulties at the Suidhek Plant, due to the heavy clay material, have been resolved by the installation of a turbo washer instead of the normal scrubber technology, leading to significantly improved plant throughput. The processing of the Nxodap Terrace production through the Suidhek Plant has exceeded expectations. The Jakkalsberg Plant is currently processing stockpile gravel, the treatment of in situ gravel having ceased in December 2003. Operations at this plant are scheduled to be discontinued during the current financial year.

Lower Orange River outlook

Constructive talks with the National Union of Mineworkers involving a joint investigation into an alternative shift system continued throughout the year. The implementation of the alternative shift system would significantly increase production.

The recommissioning of the old final recovery at Baken will contribute to increased final recovery capacity. In addition, grease belt technology for auditing type II diamonds is scheduled for commissioning in June 2004.

MIDDLE ORANGE RIVER

Saxendrift

The Saxendrift operation achieved record production of 18 616 carats – an increase of 4% over last year (2003: 17 912 carats). The Terrace B plant was mothballed at the end of January due to uneconomical grades and the impact of the strengthening rand. The strong rand also led to the treatment of stockpile middlings gravel through the newly commissioned integrated DMS/Pan plant ceasing, and being replaced by the treatment of Terrace A basal gravel. A contractor is currently mining the stockpiled middlings gravel on a revenue split basis at a low average grade of 0,71 carats/100 m^3, but at an exceptionally high average stone size of 2,99 carats/stone – the largest being a 78 carat stone.

The continuing operation at Saxendrift also produced high stone sizes with the average production mix constituting a satisfactory 2,63 carats/stone. The operation produced 14 stones larger than 50 carats, including a 147 carat stone from Saxendrift and a 132 carat stone from Niewejaarskraal.

Middle Orange River operations outlook

The Middle Orange River operations have been impacted by the sustained strong rand restricting long-term development of the mine. The commissioning of the Niewejaarskraal Plant in the first half of the current financial year to treat 24 000 m^3 of Rooikoppie gravel per month will however, increase production. In addition, opportunities for empowerment joint ventures are being investigated to mine smaller scale deposits.

EXPLORATION

South Africa

Exploration sampling of Terrace A at Niewejaarskraal yielded marginal grades for the basal gravels but good grades for the surface Rooikoppie gravels. The existing plant was upgraded with commissioning scheduled for June 2004. This will significantly increase throughput. Sampling on the adjacent Viegulands Put joint venture property revealed similar positive results on the Rooikoppie gravel whilst certain portions of the basal gravel yielded payable grades.

Botswana

Drilling of selected coincident gravity, magnetic and kimberlite indicator mineral anomalies on the joint venture Ngami kimberlite project in Botswana has identified kimberlite crater fill sediments at two anomalies. Chemical and micro diamond analysis is under way and will give further insight into the potential of the area.

Other areas

Once the political situation in Liberia stabilises, the agreement entered into with Mano River Resources for the exploration and evaluation of certain kimberlites in Liberia, will commence.

In addition, several other prospects in other African territories are being actively investigated.

ANGOLA

Luarica

Production at Luarica, in which Trans Hex has a 35% interest, met anticipated production levels in the first three quarters of the year but was lower in the last quarter due primarily to low-grade stockpiled material being treated and final recovery capacity problems. The average grade achieved was 32% below the anticipated grade of 0,22 carats/m^3. Trans Hex, together with its project partners, has implemented corrective measures, and production is expected to return to anticipated levels in the near future. During the initial ramp-up phase costs per carat averaged less than US$250.

During the financial year the Luarica project, which was brought into production in a record six months, has produced some 95 000 carats from 632 200 m^3 treated with more than 60% of the ground mined being from outside of the old Diamang delineated reserve blocks, further emphasising the significant potential of the concession.

Some 84 000 carats from the Luarica concession were sold in Angola during the financial year at prices over US$300 per carat, making it the highest value per carat production in Angola to date.

Trans Hex, together with its project partners, will continue to focus on increasing production and expansion through exploration. In addition, scheduled river diversions will provide access to two kilometres of gravels with an anticipated grade of more than 0,20 carats/m^3.

Fucauma

At Fucauma, the second phase of bulk sampling and drilling was completed during February. The project feasibility study was thereafter approved by all the partners to the project. The study envisages a US$15 million capital expansion programme, which will lead to a full-scale mining production capacity of 750 000 m^3/year that is anticipated to yield 120 000 carats in the first year of full-scale mining. Pilot production is currently under way and full-scale mining is expected to commence in approximately six months.

ANGOLAN EXPLORATION PROJECTS

Gango

Initial drilling and fieldwork at the Gango kimberlite concession indicates that the main target area does not constitute a single kimberlite occurrence but rather multiple

The Luarica project has during the financial year produced some 95 000 carats with more than 60% of the ground mined being from outside the Diamang delineated reserves, emphasising the significant potential of the concession



TRANS HEX ANGOLA PROJECTS
N
S
W
E
LUANDA
Cuanza River
GANGO PROJECT
Cuango River
D R C
Cuango
LUARICA PROJECT
FUCAUMA PROJECT
LUANA PROJECT
Lucapa
Saurimo
D R C
Camacupa
Locality Map
ANGOLA
0
75
150
300
Kilometers



hands on



intrusions of kimberlite. During March 2004, core drilling on anomaly GM2 intersected a total of approximately 180 metres of volcaniclastic kimberlite in two boreholes. The kimberlite is approximately 3 hectares in extent. An adjoining anomaly exhibits similar features and measures 2,7 hectares on surface. Soil sampling and ground magnetic results have identified a number of additional anomalies in the area, two of which have been confirmed to contain kimberlitic ilmenite and garnet. A ground gravity survey is due to commence in June. The drilling programme has been expanded to include all anomalies. Evaluation sampling of new kimberlite discoveries is due to commence during the third quarter of 2004.

Luana

A data review of past exploration information at the Luana concession has been completed. The field camp has been expanded to facilitate further geological fieldwork. Dredge sampling of the Luana River is due to commence in July 2004, followed by bulk sampling.

MARINE OPERATIONS

Total diamond production increased by 2% to 37 913 carats, with additional income in lieu of budgeted carats, being generated from charter fees earned by the two airlift mining vessels.

Shallow water contractor operations showed a 7% decline in production due to adverse weather conditions but nevertheless contributed towards 68% of the total marine production. The Southern Sector was the leading contributor with 20 686 carats (2003: 23 362). Operations in the Northern Sector have stabilised due to the presence of a small and dedicated core of experienced contractors. The sector produced 4 913 carats (2003: 4 224 carats), a 15% improvement over the prior year. The campaign to recruit more contractors in the Northern Sector, with particular focus on attracting contractors from historically disadvantaged communities, has proved successful despite the reluctance of financial institutions to commit funds to this essentially high-risk industry.

The *Pafuri* diver operation failed to achieve budgeted targets and was terminated in June 2004. The vessel is being maintained in Lambert's Bay harbour pending the finalisation of its sale to an empowerment company for an amount of R4,2 million (including VAT).

The *Mv Namakwa* was under charter to De Beers Marine Namibia (Namdeb) for an eight-month period and mined in the mid-shelf areas of two of Namdeb's mining licences. In December 2003 the vessel commenced contract mining operations in Namibia. Mining production from the contract mining operations had, as at 31 March 2004, yielded a total of 12 027 carats of which the proceeds from the sale of 9 140 carats accrued to Trans Hex.

The *Mv Ivan Prinsep* was primarily committed to sampling operations for most of the year. Initially the vessel was under charter to De Beers Marine South Africa and undertook sampling for seven months in the mid-shelf concession areas of Namdeb and Tidal Diamonds in Namibia. Further sampling in Trans Hex's South African concession areas and the Namibian joint venture area of Hoanib Diamonds was undertaken over a further three-month period. The Hoanib Diamond sampling exercise failed to locate any substantial mineable deposits. A small localised good-quality diamond deposit located during this phase on South African Concession Area 13b was exploited and yielded some 520 carats. At the end of February 2004, the *Mv Ivan Prinsep* commenced contract mining operations on a four-month renewable contract. Production for the first month realised 2 955 carats of which the proceeds from the sale of 2 416 carats accrued to Trans Hex.

The group will continue to pursue contract work in Namibian territorial waters. Various options to improve revenue in the group's marine exploration and mining operations in both South Africa and Namibia are being considered.

THE ROUGH DIAMOND MARKET

A shortage of rough diamonds in the cutting centres and strong demand for diamond

RSA SHALLOW-WATER OPERATIONS: DIVING DAYS AND PRODUCTION


Carats
Days
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
160
140
120
100
80
60
40
20
0
1996 1997 1998 1999 2000 2001 2002 2003 2004
Diving
Surf zone
Total diving days

US$1,8 million, the highest price paid for an individual stone, highlights the fact that Trans Hex continues to be one of the most sought-after diamond producers in the world

review of operations (continued)

The group has made good progress in terms of its employment equity plan, exceeding projected targets for 2005







jewellery at the consumer level ensured a good year for Trans Hex and the industry in general. This strength in the rough market led to increased demand and higher pricing levels being attained at our regular tender sales. Throughout the year Trans Hex experienced rough prices strengthening, with the final quarter alone showing price increases of some 10%.

The period also saw the sale of the group's highest-value stone to date as well as a number of significant fancy colour stones. Receiving in excess of US$1,8 million for a 78 carat D colour stone easily surpassed the highest price previously paid for an individual stone. Prices received of almost US$43 000 per carat for an 8,61 carat fancy orange stone and US$36 600 per carat for a 27,67 carat pink stone were the second and third highest prices per carat in Trans Hex's history. Such stones serve to complement and highlight the fact that Trans Hex continues to produce one of the most desirable and sought-after diamond productions in the world.

The group's first sale in Angola took place in August and as at year-end the joint venture with Endiama had sold some 84 000 carats, in excess of US$300 per carat from the Luarica concession, making it the highest value per carat production in Angola to date.

We remain optimistic about the price of rough diamonds as production remains in tight supply and demand for diamond jewellery continues to grow. Our production procedures, sales and exports have continued to meet with the required criteria of the Kimberley Process, ensuring continued confidence in the Trans Hex product and name.

HUMAN RESOURCES

The overall employee complement increased from 1 123 to 1 267, mainly as a result of expansion at Niewejaarskraal, Baken Central Plant and the PK Plant. These figures exclude the Angolan operations.

Training

Group training and development are focused on the implementation of a business performance focused training and development strategy that directly contributes to the growth of individual employees and the achievement of the business goals. Implementation of this strategy included the finalisation of a training material development phase, an "on-the-job" coaching process and the preparation and execution of formal knowledge-based development interventions for operational employees.

Further development opportunities were created for our employees through the launching of Adult Basic Education and Training (ABET) at Baken and Saxendrift during June 2003, and at Reuning and De Punt during February 2004. Excellent progress was made at Baken and Saxendrift and in November 2003, 66 employees successfully wrote the Independent Examination Board (IEB) examinations in mother tongue (Afrikaans

Table 1

Occupational level	**As at March 2003** Non-designated : Designated	**As at March 2004** Non-designated : Designated	**Percentage targets 2005** Non-designated : Designated
Top management F-Band	75% : 25%	50% : 50%	70% : 30%
Senior management E-Band	50% : 50%	50% : 50%	60% : 40%
Professionally qualified D-Band	62% : 38%	53% : 47%	55% : 45%
Skilled and technically qualified C-Band	32% : 68%	26% : 74%	30% : 70%

and Tswana), English and Mathematics (Level 1 and 2).

Some 1 350 individual employees underwent different forms of training during the year (totalling 67 884 hours) focusing on technical skills and occupationally based health and safety skills training.

Employment equity

The group has made good progress in terms of its Employment Equity Plan as reflected in table 1 on page 18:

HIV/AIDS

During the year 371 employees underwent a voluntary HIV/AIDS counselling and testing (VCT) programme, the results of which provide an initial indication of a 2% prevalence rate. A further VCT programme will be conducted during the year. In addition, employees attended HIV/AIDS awareness training and the training of peer educators is planned for the year ahead.

The group continues to facilitate and vigorously drive the implementation of its HIV/AIDS programme.

SAFETY, HEALTH AND ENVIRONMENT

Safety and health

A comprehensive health and safety intervention programme was introduced during the year focusing on employee ownership and awareness of health and safety issues. In addition, the implementation of a NOSA health and safety management system is currently under way.

In October 2003 both the Saxendrift and Baken mines achieved 1 000 fatality-free shifts and Saxendrift received the Chamber of Mines award for the Most Improved Mine. Regrettably, a fatal accident involving a contractor employee subsequently occurred at Saxendrift. This was the first fatality in the group for many years.

The group's disabling injury frequency rate declined from 3,25 in 2002 to 2,20 for 2003. This is an improvement of 32%, being 2% higher than the targeted figure of 30%. The reportable and minor injury frequency rates declined by 17% and 22% respectively.

The group's emergency services and disaster management programme was reviewed during the year and a plan is currently being implemented to improve the existing emergency services and disaster management programme.

Further details pertaining to group health and safety are contained in the Sustainability and Mining Charter report.

Environment

Considerable focus has been placed on strengthening compliance with the group's internal rehabilitation policy and procedures, which emphasises that, where feasible, the practice of direct backfilling of mined-out excavations will be adhered to. Approximately 13 million m^3 of material was utilised for concurrent backfilling at all operations.

Total amount of rehabilitation undertaken during the year is presented in the table below.

All land mining operations	Actual
Excavations backfilled (m^3)	12 832 329
Extent of area backfilled (ha)	54,3
Cost of rehabilitation backfilling (R)	74 921 636
Extent of area sloped (ha)	115,20
Cost of sloping (R)	5 192 842
Cost of other rehabilitation (Ripping, removal of rubble, etc) (R)	500 000
Total cost of rehabilitation (R)	80 614 478

Trans Hex's existing approved environmental management programme reports (EMPRs) for Baken, Bloeddrif and Reuning have been upgraded to reflect current mining operations. An EMPR for the Niewejaarskraal operation was approved during the year. Recommendations from external environmental and rehabilitation audits at Baken, Bloeddrif, Reuning and Saxendrift are currently being implemented.

Decommissioning rehabilitation at Hondeklip Bay is progressing well. The rehabilitation is in accordance with the approved environmental management programme and a closure plan which was submitted to the Department of Minerals and Energy in July 2002.



Approximately 13 million m^3 of material was utilised for concurrent backfilling at a cost of R74,9 million



work in progress

review of operations (continued)

Further details pertaining to environmental reporting are contained in the Sustainability and Mining Charter report.

RICHTERSVELD COMMUNITY

In November 2002 Trans Hex submitted a proposal to government to acquire a 51% interest in Alexkor Limited. The proposed sale was subsequently withdrawn by government. Trans Hex has a long established relationship with the Richtersveld community and intends exploring further potential areas of interest with community leaders. In 1998 the Richtersveld community lodged a claim against the State in respect of the Trans Hex mining lease area. Pursuant to the mining lease, Trans Hex pays a royalty of 4,5% on gross diamond sales to the Namaqualand Diamond Fund Trust (NDFT) for utilisation for community development. Payments by Trans Hex to the NDFT to date equate to R195,97 million.

TRANSFORMATION

A transformation process has been implemented in order to expedite the further transformation of the group in accordance with the principles contained in the Mining Charter. A transformation committee has been established consisting of executives of the company, and employee and trade union representatives.

PROSPECTS

Having resolved production impediments at Luarica, the group, together with its project partners, is encouraged by the progress made in developing the various Angolan projects and looks forward to extracting sustainable value from these projects in the medium term.

The recently concluded agreement between Mvelaphanda Exploration, in which Trans Hex has a 50% interest, and Etruscan Diamonds is expected to add economically viable gravel resources and reserves to the group over the medium term. The Nooitgedacht property has some 12 million m³ of indicated resource at 2,8 ct/100 m³ whilst the Hartbeeslaagte/ Zwartrand properties have an inferred resource of 18 million m³.

Production at Baken has been affected by an adverse grade cycle and measures have been taken to address this. Provided the alternative shift system, currently under negotiation with NUM, is successfully implemented, existing production levels will be maintained.

It is anticipated that the dollar price of diamonds will further strengthen. If, however, the rand/dollar exchange rate remains at its present level it will have a substantially negative impact on earnings. Ongoing cost control and further cost control measures should assist in limiting the impact of the strong rand.

With the valued support of all our stakeholders we will continue to vigorously pursue our growth strategy of increasing production levels from our operations whilst adding resources through own exploration, acquisitions and strategic alliances.

Altie Krige
Executive director

The transformation process has been implemented to expedite the further transformation of the group in accordance with the principles of the Mining Charter

annexures to review of operations







ANNEXURE 1

DIAMOND RESERVES

	Proved			
Project name	Overburden	Ore	Grade	Carats
	m³ x 1 000	m³ x 1 000	carats/100 m³	ct
Baken	51 154	11 513	2,54	292 896
Bloeddrif				
Reuning	260	430	3,96	17 037
Saxendrift				
Niewejaarskraal*				
Luarica†				
Fucauma†				
Total	51 414	11 943	2,60	309 933

DIAMOND RESERVES

	Probable			
Project name	Overburden	Ore	Grade	Carats
	m³ x 1 000	m³ x 1 000	carats/100 m³	ct
Baken	33 043	21 163	1,69	358 178
Bloeddrif	2 619	1 023	2,00	20 483
Reuning	144	244	3,.00	7 324
Saxendrift	2 026	1 791	1,46	26 074
Niewejaarskraal*	906	1 058	1,56	16 543
Luarica†	9 539	1 326	21,55	285 790
Fucauma†	3 318	849	20,00	169 909
Total	51 595	27 454	3,22	884 301

DIAMOND RESOURCES

	Indicated		Inferred	
Project name	Gravel	Carats	Gravel	Carats
	m³ x 1 000	ct	m³ x 1 000	ct
Baken			7 942	94 386
Bloeddrif			297	7 016
Reuning			1 382	22 201
Saxendrift			97	1 125
Luarica†			801	139 830
Fucauma†			2 762	396 727
Total	0	0	13 281	661 285

** Niewejaarskraal includes THG portion (50%) of Viegulands.*

† Total project reserves and resources are shown (THG share = Luarica 35% and Fucauma 32%).

NOTES TO ANNEXURE 1

The group's diamond resources and diamond reserves tabled on the opposite page are stated in terms of the South African Code for the Reporting of Mineral Resources and Mineral Reserves (The SAMREC Code). As required by the SAMREC code, Mr LM Cilliers has been appointed competent person responsible for the reporting of the group's resources and reserves. He is currently the manager of the new business division of Trans Hex, is a qualified geologist (MSc), affiliated with SACNASP and has more than 10 years experience in diamond exploration and diamond resource/reserve estimation. Trans Hex calculates its resources and reserves on a biannual basis and compiles a detailed internal report dealing with the assessment and reporting criteria used in these estimations.

Mining activities at Baken depleted 3 055 000 m³ of gravels and 88 063 carats from the reserve over the past year. New information from advancing mine faces in the Koeskop Inlet area resulted in the reclassification of some inferred diamond resources to indicated diamond resources and most of these qualified as probable reserves.

A total of 156 000 m³ of gravel were treated at Bloeddrif during the year and resulted in the production of 14 496 carats. Mining was mostly from the Pre Proto gravels in blocks XPP2 and XPP5, which yielded excellent grades of over 10 ct/100 m³ average. Mining at Reuning depleted 368 000 m³ and 13 679 carats mainly from the Nxodap deposit utilising the newly commissioned Suidhek plant.

In the Middle Orange region mining activities at Saxendrift depleted 998 000 m³ of gravels and 18 616 carats from the reserve over the past year. Exploration sampling of Terrace A at Niewejaarskraal yielded good grades for the surface Rooikoppie gravels, but marginally unpayable grades for the basal gravels. Bulk sampling of the same terrace on the adjoining farm Viegulands Put (Pioneer Minerals) yielded similar grades for the Rooikoppie gravels and some payable grades for the basal gravels.

In Angola, mining activities at Luarica depleted 645 000 m³ of gravels and 94 988 carats over the past year. New mining and bulk sampling information has allowed the re-estimation of large portions of the Luarica resources and reserves over the past year. The most notable of this is a better understanding of the Chiumbe River gravels through dredge sampling and mining. As a result the majority of the river gravels has been moved out of the inferred resource and into the geological target category. More than 60% of the carats mined during the year were from newly delineated areas outside of the original Diamang blocks. A lack of bulk sample treatment capacity is hampering the building out of the current reserves base, but will be addressed in the new year.

The completion of the first phase of bulk sampling of the Fucauma Concession resulted in the addition of 170 000 carats to reserve. The samples are generally widely spaced and mine development and infill sampling should convert a large portion of the inferred resources to reserves. All areas not covered in the initial phase of bulk sampling were left out of the resource statement and will be added back when more detailed work are undertaken in these areas.

Trans Hex's diamond extraction plants at the Lower and Middle Orange River mines are fitted with 2 mm undersize sieve panels. The Luarica plants are fitted with 1,6 mm undersize sieve panels.

annexures to review of operations
(continued)

ANNEXURE 2
PRODUCTION STATISTICS

	2002/2003	2003/2004	2004/2005
	Production	Production	Estimated production
	(carats)	(carats)	(carats)
Subtotal (land)	163 168	175 123 [1]	215 733 [2]
Subtotal (marine)	37 275	37 913	83 900 [2]
Total (group)	200 443	213 036	299 633

NOTES TO ANNEXURE 2

1. Includes Trans Hex's Angolan production.

2. Includes Trans Hex's Namibian production from mining vessels.






TRANS HEX
DE PUNT

ANNEXURE 3
GROUP MARINE DIAMOND RESERVES AND RESOURCES

	Proved diamond reserves		
Concession	Area m^3	Grade (carats/m^3)	Total carats
2(b)	60 000	0,12	7 200
	Probable diamond reserves		
2(b)	168 540	0,30	50 562
3(b)	173 612	0,21	36 458
	Diamond resources – indicated		
2(b)	515 210	0,21	108 194
3(b)	116 550	0,15	17 482
6(b)	6 361 580	0,01	100 605
11(b)	83 000	0,04	3 320
13(b)	1 879 820	0,10	191 177
	Diamond resources – inferred		
2(b)	1 043 000	0,11	114 730
3(b)	196 500	0,64	125 760

NOTES TO ANNEXURE 3

1. No marine reserves are stated for the shallow-water areas (<25 m water depth). In these areas the mineralisation is generally erratic and the lack of suitable technology to sample this zone has prevented definitive ore reserve delineation.

2. In the water depths greater than 25 m, previous (Benco) and current sampling and mining operations suggest a resource of 420 778 carats in the indicated category and 240 490 carats in the inferred category.

3. As required by the SAMREC code, Mr D L Gadd-Claxton has been appointed competent person responsible for the reporting of the group's marine resources and reserves. He is currently the general manager of the marine division of Trans Hex, is a qualified geologist (MSc) affiliated with SACNASP and has more than 20 years experience in the offshore diamond industry.


empower
and
develop

corporate governance report

The group is committed to the highest standards of integrity, behaviour and ethics in dealing with all stakeholders







Trans Hex Group Limited and its directors have accepted and are fully committed to the following seven commonly accepted characteristics of good corporate governance in accordance with the King II Report: discipline, transparency, independence, accountability, responsibility, fairness and social responsibility. The directors believe that the company has in all material respects complied with the Code of Corporate Practices and Conduct as set out in the King II Committee Report and comment as follows:

BOARD OF DIRECTORS

The group has a unitary board structure. The board meets on a quarterly basis, retains full and effective control over the group and monitors the executive management. The board itself takes key decisions to ensure it retains proper direction and control of the group, strategic issues, the business plan, acquisitions, disposals and other major contracts and commitments, group policies and stakeholders' reporting.

The roles of the chairman and managing director do not vest in the same person and the chairman is a non-executive director. The chairman and managing director provide leadership and guidance to the group and encourage proper deliberation of all matters requiring its attention, with optimum input from the other directors.

The board has five non-executive and two independent non-executive directors who are appointed for specific terms. Re-appointment is not automatic. There are two executive directors on the board.

During the year under review, the board has met five times. The board schedules to meet at least once every quarter. All the members attended all the meetings with the exception of:

AC Louw	15 August 2003
	30 October 2003
MJ Willcox	30 October 2003

A number of standing committees of the board have been established. These committees operate with written terms of reference and comprise, in the main, non-executive directors. The chairman of each committee is a non-executive director.

REMUNERATION COMMITTEE

The present members of the remuneration committee are:
Edwin de la H Hertzog (chairman)
Tokyo Sexwale
Bernard van Rooyen

The managing director attends meetings of the remuneration committee, but he does not participate in any discussion or decisions regarding his own remuneration.

The remuneration committee reviews and approves the remuneration and terms of employment of executive directors and senior employees of the group. The remuneration committee has satisfied its responsibilities during the year, in compliance with its terms of reference.

The remuneration committee met on four occasions during the year and all members attended the meetings.

Non-executive directors do not have service contracts. The remuneration paid to executive and non-executive directors of the group is disclosed in total in Note 6 to the annual financial statements.

AUDIT AND RISK COMMITTEE

The members of the audit and risk committee are:
Alwyn Martin (chairman)
Emil Bührmann
Bernard van Rooyen

Both the internal and external auditors have unrestricted access to the audit committee, which ensures their independence is in no way impaired. Meetings are held regularly and are attended by representatives of external and internal auditors. The managing director and the financial director attend as representatives of the group's management.

The audit committee deals with the issues relating to risk management, internal and external audit including accounting policies and financial reporting, health, safety and environmental management, the safeguarding of assets and internal control within the mandate given by the board. The audit committee has satisfied its responsibilities during the year in compliance with its terms of reference.

The audit committee met on three occasions during the year and all the members attended the meetings, except for Bernard van Rooyen, who did not attend the meeting of 15 May 2003.

PROFESSIONAL ADVICE

All directors have access to the advice and services of the company secretary who is responsible to the board for ensuring procedures are followed. All directors are entitled to seek independent professional advice about the affairs of the group and have unrestricted access to company records.

MANAGEMENT REPORTING

The group has comprehensive management reporting disciplines in place, which include the preparation of annual budgets by all operating units. The boards of directors of the operating companies and the holding company approve individual operational budgets. Monthly results and the financial status of operating units are reported against approved budgets and compared to the prior year. Profit projections and forecast cash flows are updated monthly while working capital and borrowing levels are monitored on an ongoing basis.

EMPLOYER/EMPLOYEE RELATIONS

The group uses a variety of participative structures to deal with issues affecting employees directly and materially. These include collective bargaining mechanisms, structures to drive productivity improvements, safety committees and other participative forums. These structures, set up with trade unions and other employee representatives, are designed to achieve good employer/employee relations through effective sharing of relevant information, consultation and the early identification and resolution of conflict.

EQUAL OPPORTUNITIES

The group believes in creating a stimulating work environment whereby employees enjoy equal rights. Actions taken to bring about changes necessary to reflect the composition of the South African population include identifying and removing all discriminatory provisions. All new appointments are made in full compliance with the company's enhanced employment equity targets.

SHARE TRANSACTIONS BY DIRECTORS AND SENIOR PERSONNEL

According to group policy, it is expected that directors and senior personnel adhere to the code of conduct with regard to dealing in shares of the group during periods of price sensitivity.

RISK MANAGEMENT AND INTERNAL CONTROL

The board, through the audit and risk committee, is responsible for the total process of risk management as well as for forming its own opinion on the effectiveness of the process. Management is accountable to the board for designing, implementing and monitoring the process of risk management and integrating it into the day-to-day activities of the company.

The group has established a group risk management committee (GRMC) with each major operation having established operational subcommittees. The GRMC reports to the audit committee on all risk management issues. A group risk manager has been appointed to assist management with the ongoing process of identifying, evaluating and managing significant risks.

The group risk register is regularly reviewed and updated by the GRMC, with corrective actions and preventive measures taken and thereafter closely monitored. Any significant risk that is new to the group is reported via the GRMC to the audit committee.

A confidential reporting mechanism is in place where employees are assured of anonymity when reporting matters relating to diamond theft, fraud and other crime or irregularities within the company.

The group maintains adequate accounting records and effective systems of internal control and risk management over financial reporting and the safeguarding of assets against unauthorised acquisition, use or disposition. These systems are designed to provide reasonable assurance to the company's management and board of directors regarding the preparation of reliable published financial statements. They include a documented and tested organisational structure and division of responsibility and established policies and procedures including a code of conduct to foster a strong ethical climate, all of which are communicated to all personnel.

Internal auditors monitor the operation of the internal control systems, report findings and make recommendations to management and the board of directors. Corrective actions are taken to address control deficiencies and opportunities for improving the system are constantly sought. The board, operating through its audit committee, supervises the financial reporting process.

The group assessed its internal control system as at 31 March 2004 in relation to the criteria for effective internal control over financial reporting. Based on its assessment, the group is satisfied that its systems met those criteria.

CODE OF CONDUCT

The group is committed to the highest standards of integrity, behaviour and ethics in dealing with all stakeholders. The directors have implemented controls to monitor that the values, behaviour and ethics, as outlined in the company's corporate charter, are being adhered to.


the future
starts
today

sustainability and mining charter report

Trans Hex views sustainability as the ongoing ability to protect and grow shareholder value through positively managing the group's impact on and relationship with diverse stakeholder constituencies.

The group's commitment to sustainable development is therefore to use our revenues, expertise and business skills to protect and develop the overall economic, social and natural environment in which it conducts business, by inter alia:

- aiming to integrate economic, social and environmental concerns and opportunities within decision-making forums at all levels and applying these factors in delivering business goals in line with the group's overall strategy;
- being an efficient, ethical and value-creating business;
- creating meaningful employment in safe and healthy environments;
- reducing our environmental impact and contributing to biodiversity management;
- innovation, technology and process improvement;
- creating social partnerships to address societal problems such as HIV/AIDS and lack of rural development; and
- striving to ensure that our values and practices reflect international norms and meet community and social expectations.

SAFETY, HEALTH AND ENVIRONMENT

Environmental management

Environmental policy and commitment

Environmental management at Trans Hex is largely governed by its environmental policy, which sets out the group's broad commitment to sound environmental management. In addition, compliance with legal requirements forms the cornerstone of environmental management and the group's corporate charter pledges this commitment. In order to give effect to policy commitments, various site-specific implementation tools have been developed:

General environmental management

Trans Hex has existing environmental management programme reports (EMPRs) for its operations which were approved in terms of the Minerals Act (No. 50 of 1991). The EMPRs for the Baken, Bloeddrif and Reuning operations have recently been upgraded to tailor the existing environmental management programmes such that they reflect the current mining operations. An environmental management system has been developed and provides for regular monitoring of the activities that have potential environmental impacts.

External environmental performance auditing

The EMPRs form a standard against which the group audits its environmental performance. Annual internal audits are undertaken to gauge the group's performance with respect to the commitments made in its approved environmental management programmes. In addition, the group has now started conducting biannual external audits. In October 2003 external environmental performance audits were conducted for the land operations.

Waste management

Trans Hex aims at developing an integrated waste management strategy to encompass all general, industrial and hazardous waste. Hazardous waste is in the form of oil filters, rags and batteries and appropriate disposal systems have been implemented. Ferrosilicon, the heavy-medium separation material used in the group's extraction plants, is an inert substance, and poses no threat to the environment.

Overburden and mine process residue management

This year the focus has been on compliance with the group's internal rehabilitation policy, which emphasises that, where practically possible, the practice of direct backfilling of mined-out excavation be adhered to.

Mine closure

Rehabilitation at Hondeklip Bay is ongoing and is performed in accordance with the approved environmental management programme (EMP) and a closure plan, which is largely based on the requirements of the approved EMP. The EMP was approved in 1995, and the Closure Plan was submitted to DME in July 2002.

A process of identifying a talent pool and fast-tracking individuals has commenced for historically disadvantaged employees

Committed to sustainable development by protecting and developing the economic, social and natural environment in which we operate


NOISE ZONE
IT IS COMPULSORY TO WEAR
HEARING PROTECTORS WHILST WORKING
IN THIS AREA





Occupational mine health and safety

Legal appointments

All legal appointments in accordance with the Mine Health and Safety Act are in place. All contractors are required in terms of their contracts with Trans Hex to ensure all necessary appointments are implemented.

NOSA Management System

The implementation of a NOSA management system is progressing well at Saxendrift and De Punt. At the Baken operation a number of employee workshops for the implementation of the system were conducted, under the auspices of NOSA. This was well received and the implementation programme is ongoing.

DME (Northern Cape) safety awards

In this financial year the Saxendrift operation received the award for the most improved mine in the region, following in the footsteps of the Baken operation which won the award in the 2002/2003 financial year. Baken and Saxendrift also qualified in September to receive an award for 1 000 fatality-free production shifts from the Department of Minerals and Energy of the Northern Cape region.

Mine health and safety intervention

A 21-point health and safety intervention programme was introduced in mid-2003. The programme is ongoing with good progress in 80% of the elements, with the balance being currently addressed. The intervention programme has contributed significantly to the improvement in the accident statistics of the group.

Risk assessment

Hazard identification and risk assessment (HIRA) forms the basis of all standard operating procedures (SOPs). A consultant was contracted to draft the SOPs for the Baken and Saxendrift operations; a total of 639 risk assessments were conducted by Trans Hex employees during the year.

2003 accident record and statistics

The Trans Hex accident rate calculations are based on the 200 000 man-hours worked norm, as per the NOSA formula. Frequency rates are calculated for the four categories, i.e. fatal injuries (FIFR), reportable injuries (RIFR), disabling injuries (DIFR) and minor injuries (MIFR), all expressed on a calendar year basis.

The benchmark DIFR showed a marked improvement over that of the previous calendar year declining from 3,25 in 2002 to 2,20 for 2003. This is an improvement of 32%, which is two percentage points better than the planned reduction of 30%. The RIFR and MIFR declined by 17% and 22% respectively (see table 2 below).

Unfortunately the Saxendrift Operation, despite having the best safety record overall, reported a fatal accident in February 2004, when a contractor artisan was caught between two earth-moving vehicles and later died due to his injuries.

Table 2

Statistical comparison 2002 – 2003

Index	2002	2003	% change
Fatal injury frequency rate (FIFR)	0,00	0,00	0
Reportable injury frequency rate (RIFR) (injuries + 13 days lost time)	1,02	0,85	(17)
Disabling injury frequency rate (DIFR) (all lost time injuries)	3,25	2,20	(32)
Minor injury frequency rate (MIFR) (treat and return injuries)	4,81	3,76	(22)

Occupational hygiene

Occupational hygiene measures are used to determine the effect that the mining and extraction process may have on the health of employees as well as the impact thereof on the surrounding community. The diamond mining and recovery process does not use or produce hazardous chemicals. The dust generated is inert, with very low levels of respirable dust of less than 5 microns in size.

Dust by means of gravimetric sampling, noise and designating high-noise zones, illumination to determine conformance to set standards and hazardous chemicals and the handling thereof are some of the stressors measured. A total of 91 occupational hygiene measurements were taken throughout the group.

Occupational medicine

The appointed occupational medical practitioners and occupational hygienists work closely together to ensure the safety of all employees at the respective operations. Standard medical examinations consist of a general medical check-up, audiometric screening for industrial deafness, chest X-rays for general employees as well as spinal X-rays for operators of heavy vehicles. Lung function efficiency is determined by means of a spirometer test and all employees' eyes are tested. In addition, all employees over fifty years of age undergo an ECG test. A total of 843 initial, annual and exit medicals were conducted throughout the group.

CORPORATE SOCIAL INVESTMENT

The group's current Corporate Social Investment Policy aims at enhancing the quality of life of disadvantaged stakeholders. The group's commitment to community development, empowerment and sustainability in the operational and surrounding areas of all its mining activities are aligned with its core values.

The group's social endeavours are focused on assisting in community upliftment and is dependent upon it being responsive to the social needs of the communities in the areas surrounding our mining activities. The group accordingly continues to contribute towards the education of our youth, adult literacy initiatives, healthcare, the establishment of building structures and roads and in arts and cultural initiatives. In December 2002, an HIV/AIDS awareness programme was established in conjunction with the National Union of Mineworkers.

The Namaqualand Diamond Fund Trust, which represents seven districts in the Namaqualand area and which was established to contribute to the development of the districts and its people, received R30,9 million from Trans Hex during the current year and has since inception received R195,97 million from the group.

Following our commencement of mining activities in Angola, over R300 000 was donated to the World Food Programme to assist in the alleviation of post-war poverty and starvation facing women and children in various areas in Angola. In addition, the establishment of roads and the construction of a bridge at Luarica have assisted in the upliftment of the local community.

Mining community and rural development

The group continues to develop infrastructural and social upliftment programmes for the communities residing in its areas of operation. Examples include the establishment of shops, a bakery, sewing classes, hydroponic farming, bus services for children, donations of buildings to a local school at Hondeklip Bay, recreational facilities, donation of R100 000 for specialist equipment at Alexander Bay Hospital, building of houses and numerous other community development projects.

Review of Corporate Social Investment and Social Responsibility Policy (CSIP)

The group's CSIP is currently under revision with new mining legislation and the Mining Charter being utilised as the overriding guidelines for the revision. The revised CSIP will focus on:

- Post-mining initiatives
- Joint ventures and small-scale mining with emphasis on local community development
- All elements of education – from pre-school to adult based education
- Healthcare and social welfare
- Housing
- Small and medium-size business development, focusing particularly on black business communities
- Capacity building with emphasis on profit-developing technical or organisational capacity-building skills for communities
- Rural and cultural development
- Youth development and development focusing specifically on black women
- Agricultural development

THE SOUTH AFRICAN MINING CHARTER

Trans Hex is committed to achieving the objectives as set out in the broad-based Socio-economic Empowerment Charter for the South African Mining Industry ("the

Trans Hex is committed to achieving the objectives of the socio-economic empowerment charter for the South African mining industry

The group continues to develop infrastructural and social upliftment programmes for the communities residing in its areas of operation







Charter"). The group's performance against the Charter's balanced scorecard ("the balanced scorecard") is reported upon hereunder.

The objectives of the Charter are to ensure more equitable access to and benefits from South Africa's mineral resources for historically disadvantaged South Africans (HDSAs). Benefits are intended to accrue through ownership, jobs and skills development. The Charter further aims to improve the welfare of employees, mining communities and those in labour-providing areas and to promote value-adding beneficiation. Trans Hex is committed to achieving these objectives and is actively involved in the process of implementing the principles of broad-based black economic empowerment. The group's transformation committee and other participative structures have been established to implement the various pillars of the balanced scorecard as reported upon hereunder.

Human resources development

The group offers every employee the opportunity, in consultation with labour, to become functionally literate and numerate by the year 2005. The group is in the process of implementing career paths for its historically disadvantaged employees to further their chosen careers and is developing systems by which empowerment groups can be mentored to enable capacity building of which the skills-based training programme forms a vital element.

Employment equity

Trans Hex has, in accordance with the Charter, published its employment equity plans and achievements. The process of identifying a talent pool of fast-tracking individuals has commenced for historically disadvantaged employees is well under way. The group further aspires to a significantly increased participation by women and people who are differentially abled, in the mining industry within five years.

Migrant labour

The group undertakes to ensure that there is no discrimination against foreign migrant labour. In accordance with our Richtersveld mining lease, local inhabitants have always enjoyed first preference. The group however recognises that, where the necessary skills are not available within our areas of operation, it may be necessary to employ migrant labour.

Mine community and rural development

Trans Hex continues to develop infrastructure and plans for uplifting the communities residing in our areas of operation. Significant focus has been placed on outsourcing services to the community, thereby providing business opportunities for members of the community. Examples include the opening of an Internet café at Baken to supply a service to employees, their families and local residents. A car wash and repair opportunity awarded to a local community member. Two guest houses at Baken and one at Reuning are run by women of the local community which provide excellent accommodation to mine visitors as well as tourists. Small motor vehicle parts are supplied by a local black economic empowerment (BEE) company, thereby providing an essential service to the group and local community at Baken and Reuning. The awarding of the Reuning rehabilitation project and similar projects to suitable local and/or BEE structures are part of the group's strategy of supporting small-scale mining.

Housing and living conditions

The conversion of existing hostels into family units is under way. During the financial year, R4,5 million was allocated to build family housing units and to generally upgrade hostel facilities. Building operations have commenced. The group also offers housing subsidies, guarantees, interest-free loans and/or allowances to all employees in terms of its housing assistance programme.

Nutrition at our operations is provided for by an independent catering contractor. Monitoring of the quality and quantity of nutrition takes place at least once a month and tenders were called for 2003/2004 to ensure the best quality and quantity at the best price.

Procurement

In terms of the group's Procurement Policy, the Group Procurement Management Committee, which is chaired by an executive director, monitors the procurement process on an ongoing basis and is responsible for the approval of all vendors with which the group transacts. The BEE status of vendors is currently rated against predetermined criteria. The committee is also responsible for setting and reporting to the board of directors on targeted spend with BEE suppliers of capital items, materials and services.

Current BEE targets and expenditure (excluding state-owned enterprise service providers such as Eskom) are reflected hereunder.

Total spend with BEE vendors during the financial year was R113 million, being 25% of total spent.

BEE SPENDING AGAINST TARGETS 2004



Percentage
35
30
25
20
15
10
5
0
35,0
31,8
25,0
19,5
15,0
9,9
Materials
Services
Capital
Target
Actual

Ownership and joint ventures

Trans Hex recognises that greater ownership of mining industry assets by HDSAs is a means of encouraging and giving effect to the entry of HDSAs into the mining industry, thereby allowing the mining and mineral resources of South Africa to be of benefit to all South Africans. The Gariep joint venture is the first of such ventures and has proved to be self-sufficient.

Trans Hex is committed to achieving 26% ownership by HDSAs within ten years. Mvelaphanda Holdings Limited ("Mvela"), an HDSA-controlled company, currently controls, via Mvelaphanda Resources Limited, approximately 20,6% of Trans Hex. Mvela intends acquiring further meaningful shareholding in Trans Hex which will take its total shareholding in Trans Hex to in excess of 26%. Trans Hex is listed on the JSE Securities Exchange South Africa and the Namibian Stock Exchange and many of its institutional and nominee account shareholders are HDSAs.

Beneficiation

The group, through its Section 59 Agreement with the South African Diamond Board, makes approximately 99% of its total production available to the local industry. By utilising a tender sales system, Trans Hex ensures that the second largest diamond production, by value, in South Africa is available to all potential purchasers rather than being sold to a select number of core clients.

The group also offers on a regular basis small-value tender sales at the Johannesburg Diamond Bourse to aid the local low-capital participants in the South African diamond manufacturing industry.

The group aspires to a significantly increased participation by women in the mining industry within five years







management's statement relating to the effectiveness of internal controls of trans hex group's rough diamond audit trail

Appropriate internal controls are in place that comply with the Kimberley Process with regard to a "verifiable chain of warranties" for rough diamonds produced and sold

INTRODUCTION

Trans Hex management has developed and put into place appropriate internal controls that comply with the Kimberley Process with regard to a "verifiable chain of warranties" for rough diamonds produced and sold.

Management's assertion below addresses internal control over those aspects of Trans Hex's diamond mining operations, as specified in the assessment criteria that follow, relating to the demonstration of a "verifiable chain of warranties".

MANAGEMENT'S ASSERTION

Trans Hex is responsible for maintaining internal control over those aspects of its diamond mining operations, as set forth in the assessment criteria that follow. Trans Hex has assessed its internal control over its diamond mining operations, and has determined that for the period 1 April 2003 to 31 March 2004, internal control provided reasonable assurance that the objectives set forth in the assessment criteria were met.

We assert that Trans Hex:

- has developed practices to ensure a "verifiable chain of warranties" as required by the Kimberley Process;
- complies with such practices; and
- maintains effective controls to provide reasonable assurance that:
  - all practices are consistently applied;
  - practices are monitored on a continuous basis to ensure compliance;
  - physical access to rough diamonds is limited to authorised personnel only;
  - rough diamonds produced and sold are recorded completely and accurately; and
  - the region of origin of rough diamonds can be accurately established.

ASSESSMENT CRITERIA

1. Trans Hex's policies regarding the rough diamond audit trail include, but are not limited to, the following items:
   - Access controls with regard to all phases of production and sale of rough diamonds;
   - Weighing and recording of rough diamonds throughout production and sale;
   - Recording of rough diamonds in the diamond register; and
   - Management monitoring of production and sale of rough diamonds.

2. Trans Hex discloses its "verifiable chain of warranties" for all rough diamonds marketed and sold locally, or exported, as part of its sales process.

3. Trans Hex maintains physical access controls over its diamond mining operations during the following phases:
   - Primary extraction of diamond bearing ore;
   - Transport of diamond bearing ore to processing facilities;
   - Processing of diamond bearing ore and extraction of rough diamonds;
   - Classification and sorting of rough diamonds; and
   - Transport of rough diamonds.

4. Trans Hex maintains controls over the weighing and recording of rough diamonds throughout the following phases:
   - Initial entry at diamond mining facilities;
   - Before and after each phase of the rough diamond handling activities; and
   - Before and after the physical transport of rough diamonds.

5. Trans Hex maintains a detailed diamond register that tracks the movement of rough diamonds throughout the following phases:
   - Initial entry at diamond mining facility;
   - Movement of rough diamonds between facilities; and
   - Sale of rough diamonds.

6. Trans Hex management monitors the following:
   - Compliance with Trans Hex policies regarding the production and sale of rough diamonds;
   - Reported breaches of security procedures and other control practices;
   - Discrepancies and differences in the weight of rough diamonds throughout all phases; and
   - Analytical review of rough diamond yields by mining facility.

non-financial verification opinion report

To the management of Trans Hex Group Limited

Independent accountant's report on the rough diamond audit trail:

We have examined management's assertions for the period 1 April 2003 to 31 March 2004, Trans Hex Group Limited:

- disclosed its rough diamond audit trail control practices;
- complied with such practices; and
- maintained effective controls to provide reasonable assurance that Trans Hex Group Limited exclusively marketed and sold diamonds produced from South African mining operations in conformity with the Trans Hex Group Limited's rough diamond audit trail control practices.

These practices, disclosures, compliance and controls are the responsibility of Trans Hex Group Limited's management. Our responsibility is to express an opinion based on our examination. This examination was limited to the South African production and mining operations of Trans Hex Group Limited.

Our examination was conducted in accordance with guidance provided by the attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of Trans Hex Group Limited's disclosed practices and the related controls over the rough diamond audit trail, testing compliance with the disclosed practices, testing and evaluating the operating effectiveness of the controls, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Trans Hex Group Limited's management assertion referred to above is fairly stated, in all material respects, based on the assessment criteria defined within the assertion.

Because of inherent limitations in controls, error or fraud may occur and not be detected. Furthermore, the projection of any conclusions, based on our findings, to future periods is subject to the risk that changes made to the system or controls, changes in processing requirements, changes required because of the passage of time, or the degree of compliance with the policies or procedures may alter the validity of such conclusions.

The PricewaterhouseCoopers Custom Online Assurance (COLA) rough diamond audit trail seal on the Trans Hex Group Limited website constitutes a symbolic representation of the contents of this report and it is not intended, nor should it be construed, to update this report or provide any additional assurance.

PricewaterhouseCoopers Inc

PricewaterhouseCoopers Inc.
Registered Accountants and Auditors SA

31 March 2004
Cape Town







2004


Salaries, wages and other benefits net of PAYE and SITE (25,5%)
Government (25,9%)
Providers of capital (11,7%)
Reinvested in the group (36,9%)

2003


Salaries, wages and other benefits net of PAYE and SITE (19,1%)
Government (25,3%)
Providers of capital (9,3%)
Reinvested in the group (46,3%)

value added statement

		CONSOLIDATED			
	Notes	%	2004 R'000	%	2003 R'000
VALUE ADDED					
Net sales revenue	1		1 079 734		972 220
Less: Purchase of goods and services needed to operate the mines			(417 833)		(356 707)
Value added by operations		98,9	661 901	96,6	615 513
Interest received	4	1,1	7 129	3,4	21 390
		100,0	669 030	100,0	636 903
VALUE DISTRIBUTED					
Salaries, wages and other benefits net of PAYE and SITE		25,5	170 370	19,1	121 751
Salaries, wages and other benefits	5		191 662		141 848
PAYE and SITE			(21 292)		(20 097)
Government		25,9	173 494	25,3	161 012
South African normal taxation	7		99 759		100 655
Foreign and withholding taxation	7		3 309		2
Royalties: Namaqualand Diamond Fund Trust			30 866		28 086
Other diamond royalties			8 812		8 762
South African indirect taxes			30 748		23 507
Providers of capital		11,7	78 170	9,3	59 405
Financing costs	4		19 460		12 823
Dividends			58 710		46 582
Total value distributed			422 034		342 168
Reinvested in the group		36,9	246 996	46,3	294 735
Depreciation			114 418		116 272
Retained income			132 578		178 463
		100,0	669 030	100,0	636 903



Trans Hex Group

contents to the annual financial statements

report of the independent auditors

We have audited the annual financial statements and group annual financial statements of Trans Hex Group Limited and its subsidiaries set out on pages 40 to 73 for the year ended 31 March 2004. These annual financial statements are the responsibility of the directors of the company. Our responsibility is to express an opinion on these annual financial statements based on our audit.

SCOPE

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion the financial statements fairly present, in all material respects, the financial position of the company and the group at 31 March 2004 and changes in equity, the results of their operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and in the manner required by the South African Companies Act, 1973.

PricewaterhouseCoopers Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Stellenbosch
24 May 2004

approval of annual financial statements

In approving the annual financial statements the directors hereby confirm:

1. The directors are responsible for the preparation, integrity and fair presentation of the annual financial statements of Trans Hex Group Limited and its subsidiaries. The auditors are responsible for auditing and reporting on whether the financial statements are fairly presented. Their report appears on page 38.

2. The annual financial statements presented on pages 40 to 73 have been prepared in accordance with International Financial Reporting Standards. They conform with and adhere to applicable accounting standards and are presented applying accounting policies supported by reasonable and prudent judgements and estimates made by management, which have been consistently applied.

3. Adequate accounting records and an effective system of internal controls and risk management have been maintained during the entire accounting period.

4. The directors have reviewed the additional information included in the annual report and they are responsible for both its accuracy and its consistency with the annual financial statements.

5. The going concern basis has been adopted in preparing the annual financial statements. The directors have no reason to believe that the group, or any company within the group, will not be going concerns in the foreseeable future based on forecast and available cash resources. These financial statements support the viability of the company and the group.

6. The annual financial statements have been audited by the independent auditors, PricewaterhouseCoopers Inc., who were given unrestricted access to all financial records and related data including minutes of all meetings of shareholders, the board of directors and committees of the board. The directors believe that all representations made to the independent auditors during their audit are valid and appropriate. The audit report of PricewaterhouseCoopers Inc. is presented on the opposite page.

7. A corporate governance report appears on pages 26 to 27 and includes confirmation that the King II Code has been adhered to in all material respects.

The annual financial statements were approved by the board of directors on 24 May 2004 and are signed on its behalf by:

Tokyo Sexwale
Chairman

Altie Krige
Executive director

certificate by the company secretary

I, George John Zacharias, being the company secretary of Trans Hex Group Limited, hereby certify in terms of the Companies Act, that all returns required of a public company have, in respect of the year under review, been lodged with the Registrar of Companies and that all such returns are true, correct and up-to-date.

George Zacharias
Company secretary

24 May 2004

report of the board of directors

We take pleasure in reporting on the activities and financial results of the group for the year under review.

NATURE OF ACTIVITIES

Trans Hex is an integrated, international company engaged directly and through joint-venture agreements with others in the exploration for, and mining and marketing of, high-quality diamonds from land and marine alluvial deposits.

OPERATING RESULTS

Year ended 31 March	2004	2003
Attributable income (R'000)	**191 288**	225 045
– Basic earnings per share (cents)	**220,5**	264,9
– Diluted earnings per share (cents)	**193,4**	226,7
Headline income (R'000)	**192 551**	229 599
– Headline earnings per share (cents)	**222,0**	270,2
Dividends (R'000)	**64 411**	56 484
– Interim dividend per share (cents)	**20,0**	18,0
– Final dividend per share (cents)	**53,0**	48,0

SPECIAL RESOLUTIONS PASSED SUBSEQUENT TO YEAR-END

As at the date of this report, neither the group nor any subsidiary company has passed any special resolution subsequent to year-end.

LITIGATION STATEMENT

On 29 March 2004 Gemfarm Investment (Pty) Limited ("Gemfarm"), a Namibian registered company issued summons against Trans Hex Group Limited and its subsidiary company Moonstone Diamonds (South Africa) (Pty) Limited claiming that the use by the group's mining vessels, of the pebble jetting mining device, was an infringement of a patent allegedly held by Gemfarm and alleging that Gemfarm had suffered damages in an amount of US$8 416 950. The action is being defended in the Windhoek High Court and an appropriate order for costs will be sought. The directors, upon advice from senior legal counsel, believe that Gemfarm's claim has no substance.

GROUP FINANCIAL REVIEW

Balance sheet

Shareholders' interest at book value on 31 March 2004 amounted to R1 077,7 million or R12,19 per share (2003: R961,8 million or R11,24 per share).

Income statement

The consolidated attributable income for the year ended 31 March 2004 amounted to R191,3 million or 220,5 cents per share (2003: R225,0 million or 264,9 cents per share).

Composition	2004 R'000	2003 R'000
Subsidiary companies		
Profits	**177 073**	209 910
Associated companies		
Share of net (loss)/profit	**(5)**	12
Joint ventures		
Share of net profit	**7 833**	8 221
The company		
Excluding intergroup dividends	**6 387**	6 902
	191 288	225 045

DIVIDENDS

The following dividends were declared for the year ended 31 March:

	2004 R'000	2003 R'000
Interim dividend No 46 of 20,0c per share paid in January 2004 (2003: 18,0c)	**17 546**	15 406
Final dividend No 47 of 53,0c per share payable in July 2004 (2003: 48,0c)	**46 865**	41 078
	64 411	56 484

Upon declaration, a secondary taxation of companies liability for R5,9 million (2003: R5,1 million) will arise. The directors of Trans Hex have resolved to declare a final dividend number 47 of 53,0 cents per share.

Declaration date	Monday, 24 May 2004
Last day to trade (cum dividend)	Friday, 25 June 2004
First date of trading (ex dividend)	Monday, 28 June 2004
Record date	Friday, 2 July 2004
Payment date	Monday, 5 July 2004

Shareholders who have dematerialised their shares will have their accounts at their CSDP or broker credited on payment date. Where so mandated, dividends due to holders of certified securities will either be transferred electronically to such shareholders' bank accounts or, alternatively, cheques will be posted to their registered addresses.

Share certificates may not be dematerialised or rematerialised between Monday 28 June 2004 and Friday 2 July 2004, both days inclusive.

SUBSIDIARIES AND INVESTMENTS

Details of subsidiaries, associated companies and other investments are set out in Annexure A.

DIRECTORS

The directors' profiles appear on page 6.

Directors' appointments and resignations during the period 1 April 2003 to date of this report are as follows:

Appointments

None

Resignations

AC Louw – 31 October 2003

C Gardner – 2 January 2004

In terms of the provision of the company's articles of association, one third of the directors retire annually. Directors appointed during the year retain office only until the next annual general meeting of the company. Accordingly Messrs Bührmann, Martin and Van Rooyen retire by rotation at the forthcoming annual general meeting and are eligible for re-election.

DIRECTORS' INTEREST

As at 31 March 2004 the directors were, directly and indirectly, the beneficial owners of 2,35% (2003: 1,40%) and non-beneficial owners of 0,09% (2003: 0,09%) of the issued share capital of the company. Indirect interests through listed public companies have not been taken into account. Since the end of the financial year and until the date of this report there were no material changes in the interests of the directors.

DIRECTORS' FEES

Your board recommends that non-executive directors' fees for services rendered during the past financial year be fixed at R608 000 (2003: R246 000).

SECRETARY

Mr GJ Zacharias was appointed as secretary with effect from 1 May 1999. The registered address of the company appears on page 78.

EVENTS SUBSEQUENT TO BALANCE SHEET DATE

As announced on 13 May 2004, Mvelaphanda Exploration (Pty) Limited ("Mvela Exploration"), jointly owned by Trans Hex and Mvelaphanda Resources Limited, has concluded an option agreement with Etruscan Diamonds (Pty) Limited to fund the upgrading of the Tirisano Mine near Ventersdorp at an estimated cost of R41 million to enable the plant to achieve a design capacity of 300 metric tons per hour throughput. The upgrade is to be completed by 31 July 2005 to enable Mvela Exploration to earn a 50% interest in the mine and surrounding property. During the option period Mvela Exploration will fund a bulk sampling programme and feasibility study, including a valuation of Etruscan's Hartbeestlaagte and Zwartrand properties. Upon successful completion of the Tirisano expansion and acceptance of the feasibility study, Mvela Exploration will have an additional option to earn a 50% interest in such properties by making capital expenditures based on the feasibility study at an estimated amount of R190 million.

The board believes that the transaction with Etruscan provides an opportunity for the group to expand its South African reserve and resource base within the group's core competence in alluvial diamond mining. An independent report by RSG Global indicates that the Nooitgedacht property has 12 million m^3 of Indicated Resource at 2,8 ct/100 m^3 whilst the Hartbeestlaagte/Zwartrand properties have an Inferred Resource of 18 million m^3, calculated according to the SAMREC code.

Tokyo Sexwale
Chairman

Altie Krige
Executive director

PARROW

24 May 2004

accounting policies

SIGNIFICANT ACCOUNTING POLICIES

The annual financial statements are prepared on the historical cost basis except for the revaluation of available-for-sale investments and are consistent with those of the previous year. The annual financial statements incorporate the following accounting policies, which conform to International Financial Reporting Standards.

BASIS OF CONSOLIDATION

The consolidated annual financial statements include the results of Trans Hex Group Limited and all its subsidiaries, associated companies and joint ventures.

Subsidiaries

Subsidiaries are those companies in which the group, directly or indirectly, has an interest of more than half of the voting rights, or otherwise has power to exercise control over their operations. Subsidiaries are consolidated from the date that effective control is transferred to the group and are no longer consolidated from the date that effective control ceases. Similarly, the results of a subsidiary disposed of during an accounting period are included in the consolidated annual financial statements only to the date of disposal. All intergroup transactions are eliminated as part of the consolidation process.

Associated companies

Companies in which the group holds a long-term interest, and over whose financial and operating policies a significant influence can be exercised, are accounted for as associated companies according to the equity method. Associated companies are entities over which the group generally has between 20% and 50% of the voting rights but which it does not control.

Joint ventures

The group's interest in jointly controlled entities are accounted for by proportionate consolidation. The group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the group's financial statements.

Excess above fair value of assets acquired

In the case of subsidiaries, associated companies or joint ventures in the mining industry, any excess or deficit of the purchase price, when compared to the fair value acquired, is attributed to mining assets and amortised in terms of the group's accounting policies. In the case of other subsidiaries, associated companies or joint ventures, any excess or deficit of the purchase price, when compared to the fair value acquired, is attributed to goodwill and amortised over its expected useful life.

FOREIGN CURRENCY

For self-sustaining foreign entities, assets and liabilities are translated using the closing rates of exchange, while revenues and expenses are translated at average rates of exchange. Differences arising on translation are taken directly to shareholders' equity. On disposal of such entities the translation differences that were deferred into equity are recognised in the income statement as part of the gain or loss on sales. For integrated foreign operations, monetary items are translated at the closing rates of exchange and non-monetary items are translated at the rates of exchange prevailing on the date of the transactions. Exchange differences are recognised in income. Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

CASH AND SHORT-TERM INVESTMENTS

Cash and short-term investments include all highly liquid investments with maturity of six months or less at the date of purchase. The group minimises its credit risk by investing its cash and cash equivalents with major banks and financial institutions located principally in South Africa, Belgium and Angola. The group believes that no concentration of credit risk exists with respect to investment of its cash and cash equivalents.

INVENTORIES

Inventories, which include rough diamonds, are stated at the lower of cost-of-production on the weighted average basis or estimated net realisable value. Cost price includes direct labour, other direct costs and related production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less marketing costs. Consumable stores are stated at the lower of cost on the weighted average basis or estimated replacement value.

LOANS AND OTHER RECEIVABLES

Loans and other receivables are carried at anticipated realisable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at year-end. Bad debts are written off during the year in which they are identified.

INVESTMENTS

All investments are initially recognised at cost (transaction costs included). After initial recognition loans and receivables originated by the group are measured at amortised cost. Available-for-sale investments are measured at fair value, with adjustments to fair value on such investments reflected in equity as a revaluation reserve.

COMPULSORY CONVERTIBLE DEBENTURES

On issue of convertible debentures, the fair value of the conversion option is determined. This amount is recognised and presented separately in shareholders' equity. The group does not recognise any change in the value of this option in subsequent periods. The obligation to make future payments of principal and interest to debenture holders is calculated using a market interest rate for an equivalent non-convertible debenture and is carried as a long-term liability on the amortised cost basis until extinguished on conversion.

PROVISIONS

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation of which a reliable estimate can be made.

Employee entitlements to annual leave are recognised on an ongoing basis. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

EXPLORATION COSTS

Exploration costs are expensed until such time as a favourable feasibility study is completed. Revenue earned from the discovery of diamonds during the exploration phase is included in sales revenue in the income statement. The estimated costs of production of diamonds sold, not exceeding related revenue, are credited against exploration expenditure and included in cost of sales.

MINE DEVELOPMENT COSTS

Mine development costs, relating to major programmes at existing mines, are capitalised. Development costs consist primarily of expenditure to expand the capacity of operating mines. Day-to-day mine development costs to maintain production are expensed as incurred. Following completion of a favourable feasibility study, initial development and pre-production costs relating to a new ore body, including interest on borrowed funds used to develop the ore body, are capitalised until the ore body is brought into commercial levels of production. At this time the costs are amortised as set out in the depreciation and amortisation policy. Revenues from discovery of diamonds during the mine development phase are included in sales revenue in the income statement. The estimated costs of production of diamonds sold, not exceeding related revenue, are credited against mine development costs and included in costs of sales.

DEFERRED STRIPPING COSTS

Where stripping costs have been incurred in excess of the expected pit life average stripping ratio, these costs are deferred and charged to production when the exposed reserves are mined. Deferred stripping costs are included in mine development costs.

DEPRECIATION AND AMORTISATION

All property, mining plant and equipment are initially recorded at cost. Depreciation and amortisation of alluvial mining properties, mine development costs and mine plant facilities are computed principally by the units-of-production method based on estimated quantities of proved and probable ore reserves. Proved and probable ore reserves reflect quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Such estimates are based on current and projected costs and prices. Earthmoving equipment is depreciated based on hours worked. Depreciation and amortisation of marine mining properties, mine development costs and mine plant facilities are computed over the estimated useful life of 20 years.

Other property, plant and equipment and goodwill are depreciated principally on a straight-line basis over their estimated useful lives of three to 20 years. Property, plant and equipment awaiting installation on site are not depreciated until they are commissioned.

PROPERTY EVALUATION

Long-life assets of the group, including development costs and deferred stripping costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds the recoverable amount. The recoverable amount is the higher of the value in use and the net selling price. If deemed impaired, an impairment loss is measured and recorded based on the fair value of the asset generally computed using discounted cash flows.

In assessing the value in use, estimated future net cash flows from each mine are calculated using estimates of production, future sales prices (considering historical and current prices, price trends and related factors), production and rehabilitation costs plus capital.

Management's estimates of future cash flows are subject to risks and uncertainties. Therefore it is possible that changes could occur which may affect recoverability of the group's investments in mineral properties and other assets.

Undeveloped properties and mineral rights upon which the group has not performed sufficient exploration work to determine whether significant mineralisation exists are carried at original acquisition cost. If it is subsequently determined that significant mineralisation does not exist, the property will be written down to estimated net realisable value at the time of such determination.

REHABILITATION COSTS

Rehabilitation costs and related accrued liabilities, based on the group's assessment of current environmental and regulatory requirements, are accrued to reflect the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The costs so provided are capitalised as part of mining assets and depreciated accordingly. Annual increases in the provision is split between finance costs relating to the change in the net present value of the provision, inflationary increases in the provision estimate and restoration costs relating to additional environmental disturbances that have occurred. Remediation liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are identified, probable and may be reasonably estimated.

The group's estimated future rehabilitation liability is funded by way of annual payments to the Trans Hex Rehabilitation Trust Fund. Assets of the Trust Fund are included in investments. This fund was established with the approval of the South African Revenue Service. Interest earned on monies paid to the Trust Fund is accrued on an annual basis. It is reasonably possible that the group's estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

PROVIDENT FUNDS

Provident funds, consisting of two defined contribution plans, are funded through monthly contributions and administered independently of the finances of the group by financial institutions. The group's contributions are charged against income in the year which they relate. Both funds are governed by the South African Pension Funds Act of 1956, as amended.

accounting policies (continued)

POST-RETIREMENT MEDICAL BENEFITS

The present value of the liability of the group in respect of future contributions is determined annually by independent actuaries. The actuarial valuation method used is the projected unit credit method prescribed by the relevant accounting standard. Future benefits are projected using specified actuarial assumptions, and the liability for in-service members is accrued over expected working lifetime.

The future medical benefits for employees retiring after 1 April 1995 are funded on an actuarially determined basis uniformly over the service period of each active member. An actuarially determined amount will be contributed to a separate benefit fund over a period of 20 years as funding for this liability. In respect of service after 1 April 1995, annual contributions are made to the same benefit fund equal to the value of the liability arising in respect of that year. Employees joining the group after December 1998 are not entitled to these benefits.

SHARE OPTION SCHEME

Share options are granted to management and senior employees. Options are granted at the market price of the shares at the lowest average five consecutive trading day price for a 60-day period immediately prior to the offer date and are exercisable at that price. A portion of the options is deliverable beginning two years from the date of grant and has a contractual option term of five years. When the options are delivered, the proceeds received net of any transaction costs are credited to share capital. The group does not make a charge to staff costs in connection with share options.

REVENUE RECOGNITION

Revenue comprises the invoiced value for the sale of goods and services, net of value added taxation. Product sales are recognised when risk and reward passes at the shipment or delivery point. Charter fees are recognised when the service has been rendered. Other revenue earned by the group is recognised on the following basis:

- Interest income – as it accrues, taking into account the effective yield of the asset, unless collectability is in doubt; and
- Dividend income – when the shareholder's right to receive payment is established, recognised on the last date of registration.

SEGMENT REPORTING

Business segments are subject to risks and returns that are different from those of other business segments. Geographical segments within a particular economic environment are subject to risks and returns that are different from those operating in other economic environments.

INCOME TAXES

The group follows the liability method of accounting for income taxes, prior to taking State lease consideration into account, whereby deferred income taxes are recognised for the tax consequences of temporary differences. This translates into applying the currently enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. Changes in deferred tax assets and liabilities include the impact of any tax rate change enacted during the year. No provision is made for deferred State lease consideration since the rate, according to the applicable formula, is not determinable in advance. Deferred tax assets relating to unredeemed capital expenditure and calculated tax losses are only raised where there is reasonable certainty that they will be recovered.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing the net income attributable to shareholders by the weighted average number of ordinary shares in issue during the year. The group's basic and diluted earnings per share differ as a result of share options granted to employees and the issue of compulsory convertible debentures.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments carried on the balance sheet include cash and bank balances, investments, loans, receivables, accounts payable and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Financial risk factors

The group's activities expose it to a variety of financial risks, including the effects of changes in equity market prices, foreign currency exchange rates and interest rates. The group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the group. The group uses derivative financial instruments such as foreign exchange contracts and options to hedge certain exposures.

(i) *Foreign exchange risk*

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to US dollars. Entities in the group use forward contracts to hedge their exposure to foreign currency risk. External foreign exchange contracts are designated at group level as hedges of foreign exchange risk on specific assets, liabilities or future transactions. The group also hedges the foreign currency exposure of its contract commitments to purchase certain production equipment. The forward contracts used in its programme are consistent with the related purchase commitments.

(ii) *Interest rate risk*

The group's income and operating cash flows are substantially independent of changes in market interest rates. The group has no significant interest-bearing assets. The group sometimes borrows at variable rates.

(iii) *Credit risk*

The group has no significant concentration of credit risk. The group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The group has policies that limit the amount of credit exposure to any one financial institution.

Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value. Certain derivative transactions, while providing effective economic hedges under the group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the income statement. The fair values of various derivative instruments used for hedging purposes are disclosed in Note 26 on page 67.

Fair value estimation

The fair value of publicly traded derivatives and trading and available-for-sale investments is based on quoted market prices at the balance sheet date. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

COMPARATIVES

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

income statements

for the year ended 31 March 2004

		COMPANY		CONSOLIDATED	
	Notes	2004 R'000	2003 R'000	2004 R'000	2003 R'000
Sales revenue	1			**1 079 734**	972 220
Cost of sales				**677 586**	571 200
Stripping, mining and hauling	2			**308 290**	259 663
Recovery operation	3			**169 732**	111 768
Depreciation of mining assets	9			**112 284**	116 272
Royalties: Namaqualand Diamond Fund Trust				**30 866**	28 086
Selling and administration costs				**51 294**	61 138
Decrease/(increase) in inventories				**5 120**	(5 727)
Mining income				**402 148**	401 020
Other income		**11**	57	**–**	–
Net financial income/(expenses)	4	**70 085**	56 384	**(50 729)**	(20 257)
Exploration costs				**(49 719)**	(46 620)
Research and development				**–**	(2 635)
Share of results of associated companies				**(5)**	17
Profit before taxation	5 & 6	**70 096**	56 441	**301 695**	331 525
Taxation	7	**4 212**	2 957	**110 407**	106 480
Attributable income		**65 884**	53 484	**191 288**	225 045
				Cents	Cents
Earnings per share	8				
– Basic				**220,5**	264,9
– Diluted				**193,4**	226,7
– Headline				**222,0**	270,2
Dividends per share				**73,0**	66,0

balance sheets

at 31 March 2004

	Notes	COMPANY 2004 R'000	COMPANY 2003 R'000	CONSOLIDATED 2004 R'000	CONSOLIDATED 2003 R'000
ASSETS					
Non-current assets		**375 591**	358 109	**985 996**	951 987
Property, plant and equipment	9	**–**	–	**765 825**	816 414
Goodwill	10	**–**	–	**37 096**	3 975
Investments	11	**356 936**	335 968	**164 420**	109 457
Loan	12	**–**	135	**–**	135
Deferred taxation	17	**18 655**	22 006	**18 655**	22 006
Current assets		**2 960**	3 157	**521 064**	486 268
Inventories	13	**–**	–	**107 628**	106 640
Accounts receivable	14	**2 199**	2 360	**55 797**	40 795
Cash and cash equivalents		**761**	797	**357 639**	338 833
Total assets		**378 551**	361 266	**1 507 060**	1 438 255
EQUITY AND LIABILITIES					
Capital and reserves		**314 672**	286 742	**1 077 673**	961 770
Stated capital	15	**195 126**	174 370	**195 126**	174 370
Translation reserves		**–**	–	**(50 148)**	(8 403)
Revaluation reserves		**–**	–	**(17 503)**	(21 817)
Equity portion of debentures		**68 291**	68 291	**68 291**	68 291
Accumulated profits		**51 255**	44 081	**881 907**	749 329
Non-current liabilities		**49 555**	62 183	**228 629**	261 133
Long-term liabilities	16	**49 487**	62 183	**49 487**	62 183
Deferred taxation	17	**68**	–	**146 859**	164 590
Provisions	18	**–**	–	**32 283**	34 360
Current liabilities		**14 324**	12 341	**200 758**	215 352
Trade and other payables	19	**1 628**	1 172	**92 199**	106 459
Taxation		**–**	–	**95 863**	97 724
Short-term portion of long-term liabilities	16	**12 696**	11 169	**12 696**	11 169
Total equity and liabilities		**378 551**	361 266	**1 507 060**	1 438 255

statements of changes in equity

for the year ended 31 March 2004

	Share capital (Note 15) R'000	Translation reserves R'000	Revaluation reserves R'000	Equity portion of debentures R'000	Accumulated profits R'000	Total R'000
GROUP						
Balance at 31 March 2002	166 384	19 820	(10 555)	68 291	570 866	814 806
Net profit attributable to ordinary shareholders					225 045	225 045
Dividends paid					(46 582)	(46 582)
Translation differences on foreign subsidiaries		(28 223)				(28 223)
Fair value adjustment on available-for-sale financial assets			(11 262)			(11 262)
Issue of share capital	7 986					7 986
Balance at 31 March 2003	174 370	(8 403)	(21 817)	68 291	749 329	961 770
Net profit attributable to ordinary shareholders					191 288	191 288
Dividends paid					(58 710)	(58 710)
Translation differences on foreign subsidiaries		(41 745)				(41 745)
Fair value adjustment on available-for-sale financial assets			4 314			4 314
Issue of share capital	20 756					20 756
Balance at 31 March 2004	**195 126**	**(50 148)**	**(17 503)**	**68 291**	**881 907**	**1 077 673**
COMPANY						
Balance at 31 March 2002	166 384	–	–	68 291	37 179	271 854
Net profit attributable to ordinary shareholders					53 484	53 484
Dividends paid					(46 582)	(46 582)
Issue of share capital	7 986					7 986
Balance at 31 March 2003	174 370	–	–	68 291	44 081	286 742
Net profit attributable to ordinary shareholders					65 884	65 884
Dividends paid					(58 710)	(58 710)
Issue of share capital	20 756					20 756
Balance at 31 March 2004	**195 126**	**–**	**–**	**68 291**	**51 255**	**314 672**

cash flow statements

for the year ended 31 March 2004

	Notes	COMPANY 2004 R'000	COMPANY 2003 R'000	CONSOLIDATED 2004 R'000	CONSOLIDATED 2003 R'000
Cash received from customers		**1 510**	1 400	**1 086 800**	775 465
Cash paid to suppliers and employees		**(882)**	(2 273)	**(678 407)**	(339 743)
Cash generated by activities	20	**628**	(873)	**408 393**	435 722
Investment income		**58 710**	46 582	**–**	–
Net interest received/(paid)		**11 375**	9 802	**(12 331)**	8 567
Taxation paid	21	**(793)**	(17)	**(109 653)**	(31 321)
Cash available from activities		**69 920**	55 494	**286 409**	412 968
Dividend paid		**(58 710)**	(46 582)	**(58 710)**	(46 582)
Cash generated from operations		**11 210**	8 912	**227 699**	366 386
Cash effects of investment activities		**135**	280	**(218 480)**	(279 933)
Proceeds from disposal of property, plant and equipment		**–**	–	**3 761**	3 821
Replacement of property, plant and equipment		**–**	–	**(10 100)**	(15 208)
Addition to property, plant and equipment	22	**–**	–	**(70 889)**	(134 645)
Joint venture acquired	23	**–**	–	**–**	(9 798)
Loan to Angolan joint ventures		**–**	–	**(103 038)**	(121 880)
Funding to Trans Hex Rehabilitation Trust Fund		**–**	–	**(3 093)**	(2 503)
Loan to Trans Hex Group Trust		**135**	280	**135**	280
Acquisition of profit-sharing rights		**–**	–	**(35 256)**	–
Cash effects of financing activities		**(11 381)**	(8 983)	**9 587**	(12 079)
Cash received on issue of shares		**20 756**	7 986	**20 756**	7 986
Long-term liabilities		**(11 169)**	(10 357)	**(11 169)**	(10 357)
Instalment sale agreement		**–**	–	**–**	(9 708)
Loans to subsidiary companies		**(20 968)**	(6 612)	**–**	–
Net increase/(decrease) in cash and cash equivalents		**(36)**	209	**18 806**	74 374
Cash and cash equivalents at beginning of year		**797**	588	**338 833**	264 459
Cash and cash equivalents at end of year	24	**761**	797	**357 639**	338 833

		CONSOLIDATED	
		2004 R'000	2003 R'000
1.	**SALES REVENUE**		
	Sales revenue consisting of the net rand value of sales, after elimination of intergroup transactions and excluding investment income, amounts to:		
	Diamonds – Mining	**1 032 777**	940 059
	– Exploration	**8 817**	12 220
	Charter fees	**38 140**	19 941
		1 079 734	972 220
2.	**STRIPPING, MINING AND HAULING**		
	Stripping, mining and hauling costs exclude depreciation and consist mainly of the following principal categories:		
	Labour	**79 673**	57 499
	Maintenance and materials	**133 291**	96 515
	Other mining costs	**95 326**	105 649
		308 290	259 663
3.	**RECOVERY OPERATION**		
	Recovery operation costs exclude depreciation and consist mainly of the following principal categories:		
	Labour	**65 811**	43 390
	Maintenance and materials	**63 312**	40 374
	Other mining costs	**40 609**	28 004
		169 732	111 768

	COMPANY		CONSOLIDATED	
	2004 R'000	2003 R'000	2004 R'000	2003 R'000
4. NET FINANCIAL INCOME/(EXPENSES)				
Net financial income/(expenses) consist mainly of the following principal categories:				
Dividend received	**58 710**	46 582	**–**	–
Interest received	**20 782**	20 520	**7 129**	21 390
Interest paid	**(9 407)**	(10 718)	**(19 460)**	(12 823)
Net foreign exchange losses	**–**	–	**(75 021)**	(35 998)
Fair value gains on forward contracts	**–**	–	**19 620**	1 085
Fair value gains on foreign exchange options	**–**	–	**14 338**	7 428
Rehabilitation provision – unwinding of discount	**–**	–	**2 665**	(1 339)
	70 085	56 384	**(50 729)**	(20 257)
5. PROFIT BEFORE TAXATION				
The following items have been charged in arriving at profit before taxation:				
Income				
Income from subsidiary companies:				
Administration fees	**1 510**	1 400	**–**	–
Profit on sale of property, plant and equipment	**–**	–	**872**	–
Expenses				
Auditors' remuneration:				
Audit	**31**	29	**1 281**	897
Taxation services	**–**	–	**344**	171
Other services	**–**	–	**401**	107
Loss on sale of property, plant and equipment	**–**	–	**–**	4 554
Amortisation of goodwill	**–**	–	**2 135**	–
Total staff costs	**–**	–	**191 662**	141 848
Staff costs				
Salaries and wages			**175 852**	126 794
Termination benefits			**2 212**	1 978
Company contributions to retirement benefits			**14 465**	13 076
Other post-retirement medical benefits (Note 18)			**(867)**	1 060
Total staff costs			**191 662**	141 848

The average number of employees in 2004 was 1 364 (2003: 1 123), of whom 167 (2003: 142) were part-time.

	2004 R'000 Executive	2004 R'000 Non-executive	2004 R'000 Total	2003 R'000 Executive	2003 R'000 Non-executive	2003 R'000 Total
6. DIRECTORS' REMUNERATION – CONSOLIDATED						
The directors' remuneration for the year ended 31 March 2004 was as follows:						
Salaries and fees	**2 086**	**608**	**2 694**	2 265	366	2 631
Retirement contributions	**513**	**–**	**513**	557	–	557
Performance bonus	**593**	**–**	**593**	1 654	–	1 654
Termination benefits	**627**	**–**	**627**	–	–	–
Other benefits	**17 362**	**2 431**	**19 793**	1 036	1 393	2 429
	21 181	**3 039**	**24 220**	5 512	1 759	7 271
Less: Gain on share incentives			**(18 697)**			(1 393)
Total paid			**5 523**			5 878
Company			**608**			246
Subsidiaries			**4 915**			5 632

	Salaries and fees R'000	Retirement contri-butions R'000	Perform-ance bonus R'000	Gain on share incentives R'000	Termin-ation benefits R'000	Other benefits R'000	2004 R'000	2003 R'000
Executives								
C Gardner*	672	165	–	5 377	–	397	**6 611**	2 974
AM Krige**	537	134	252	2 312	–	250	**3 485**	803
AC Louw***	326	81	–	8 577	627	265	**9 876**	898
MS Loubser	551	133	341	–	–	184	**1 209**	837
Subtotal	2 086	513	593	16 266	627	1 096	**21 181**	5 512
Non-executives								
TMG Sexwale	98	–	–	–	–	–	**98**	42
BR van Rooyen	109	–	–	–	–	–	**109**	130
E de la H Hertzog	88	–	–	–	–	–	**88**	37
AR Martin	100	–	–	–	–	–	**100**	41
WE Bührmann	93	–	–	–	–	–	**93**	41
DM Hoogenhout	62	–	–	2 431	–	–	**2 493**	1 428
YPJ Mercier****	–	–	–	–	–	–	**–**	7
MJ Willcox	58	–	–	–	–	–	**58**	33
Subtotal	608	–	–	2 431	–	–	**3 039**	1 759
Total	2 694	513	593	18 697	627	1 096	**24 220**	7 271

* *Up to 2 January 2004*
** *Since 27 May 2002*
*** *Up to 31 October 2003*
**** *Up to 31 May 2002*

6. DIRECTORS' REMUNERATION – CONSOLIDATED *(continued)*

Altie Krige and Magda Loubser are the only directors whose service contracts contain predetermined compensation for termination of service. This exceeds one year's salary and benefits and is a condition to retain their expertise.

Directors and director-related entities

No transactions other than directors' emoluments disclosed in Note 6 were entered into during the year.

Share option transactions with directors and their director-related entities

The aggregate number of share options held by directors of the company and their director-related entities during the year is disclosed in Note 15. All issues were made on terms and conditions no more favourable than those offered to other option holders.

REMUNERATION PHILOSOPHY

The remuneration committee establishes executive remuneration. The committee adopted a philosophy of remuneration for executives based on clearly defined individual goals, designed in such a manner as to complement each other to ensure corporate goals and shareholders' expectations are met. The practice of paying an annual bonus to the equivalent of one month's basic salary to executives had therefore been discontinued during the 2002 financial year.

	COMPANY		CONSOLIDATED	
	2004 R'000	2003 R'000	2004 R'000	2003 R'000
7. TAXATION				
7.1 Taxation per income statement				
Foreign taxation	–	–	**3 309**	2
RSA taxation				
Current	**793**	17	**97 144**	106 727
Current year	**273**	17	**102 080**	110 744
Under/(over)provision prior years	**520**	–	**(4 936)**	(4 017)
Secondary taxation on companies				
Current year	–	–	**7 339**	5 823
Deferred	**3 419**	2 940	**2 615**	(6 072)
Current year	**3 419**	2 940	**(1 126)**	(10 787)
Underprovision prior year	–	–	**3 741**	4 715
	4 212	2 957	**110 407**	106 480

Taxation losses and unredeemed capital of certain subsidiaries at the end of the financial year available for utilisation against future taxable income of those companies are estimated at R114,3 million (2003: R64,1 million).

	CONSOLIDATED 2004 %	CONSOLIDATED 2003 %
7. TAXATION *(continued)*		
7.2 Reconciliation of effective tax rate with standard rate		
Effective tax rate	**36,6**	32,1
Increase/(decrease) in rate as a result of:		
Income not subject to tax	**0,5**	–
Expenses not deductible for tax purposes	**(1,2)**	(0,4)
Secondary taxation on companies	**(2,4)**	(1,8)
Over/(under)provision prior years	**0,4**	(0,2)
Effect of different tax rates in other countries	**(0,2)**	–
Unrecognised tax losses	**(3,7)**	0,3
Standard rate	**30,0**	30,0
8. EARNINGS PER SHARE		
Basic earnings per share		
Attributable income to shareholders (R'000)	**191 288**	225 045
Weighted average number of ordinary shares in issue (thousands)	**86 750**	84 962
Basic earnings per share (cents)	**220,5**	264,9
Diluted earnings per share		
Attributable income to shareholders (R'000)	**191 288**	225 045
Adjusted for compulsory convertible debentures' interest (R'000)	**9 936**	10 443
Adjusted income for diluted earnings per share (R'000)	**201 224**	235 488
Weighted average number of ordinary shares in issue (thousands)	**86 750**	84 962
Adjusted for share options (thousands)	**1 319**	2 905
Compulsory convertible debentures (thousands)	**16 000**	16 000
Weighted average number of ordinary shares for diluted earnings per share (thousands)	**104 069**	103 867
Diluted earnings per share (cents)	**193,4**	226,7
Headline earnings per share	**R'000**	R'000
Attributable income to shareholders	**191 288**	225 045
(Profit)/loss on sale of assets	**(872)**	4 554
Amortisation of goodwill	**2 135**	–
Headline earnings	**192 551**	229 599
Headline earnings per share (cents)	**222,0**	270,2

	Cost R'000	Accumulated depreciation R'000	Net value R'000
9. PROPERTY, PLANT AND EQUIPMENT			
CONSOLIDATED			
2004			
Land and buildings	**83 121**	**32 909**	**50 212**
Mining rights	**161 108**	**68 263**	**92 845**
Mine development costs	**104 593**	**74 926**	**29 667**
Mining plant and equipment	**992 904**	**399 803**	**593 101**
	1 341 726	**575 901**	**765 825**
2003			
Land and buildings	80 668	27 747	52 921
Mining rights	161 108	59 210	101 898
Mine development costs	99 073	72 617	26 456
Mining plant and equipment	957 733	322 594	635 139
	1 298 582	482 168	816 414

Reconciliation of net value at the beginning and end of the year

	Transfer between classes R'000	Additions R'000	Disposals R'000	Exchange rate differences R'000	Depreciation R'000	Movement for the year R'000
2004						
Land and buildings	**1 621**	**2 563**	**(471)**	**–**	**(6 422)**	**(2 709)**
Mining rights	**–**	**–**	**–**	**–**	**(9 053)**	**(9 053)**
Mine development costs	**–**	**5 519**	**–**	**–**	**(2 308)**	**3 211**
Mining plant and equipment	**(1 621)**	**74 362**	**(2 418)**	**(17 860)**	**(94 501)**	**(42 038)**
	–	**82 444**	**(2 889)**	**(17 860)**	**(112 284)**	**(50 589)**
2003	–	190 812	(8 375)	(1 122)	(116 272)	65 043

Fixed buildings and water supply equipment erected on leasehold mining property with a book value of R14 119 000 (2003: R10 454 000) will, on termination of the mining rights, become the property of the respective transitional council without payment of compensation.

The registers containing details of land and buildings are available for inspection by members or their authorised representatives at the registered offices of the companies owning the relevant properties.

		2004 R'000	2003 R'000
10.	**GOODWILL – CONSOLIDATED**		
	At 31 March		
	Cost	**39 231**	3 975
	Accumulated amortisation	**(2 135)**	–
		37 096	3 975
	Reconciliation of net value		
	Opening net value	**3 975**	–
	Acquisition of subsidiary	**–**	3 975
	Acquisition of profit-sharing rights	**35 256**	–
	Amortisation charge	**(2 135)**	–
	Closing net value	**37 096**	3 975
11.	**INVESTMENTS (REFER TO ANNEXURE A)**		
11.1	**Company**		
	Unlisted subsidiary companies:		
	Shares at book value	**4 280**	4 280
	Advances and loans	**352 656**	331 688
		356 936	335 968
11.2	**Consolidated**		
	Long-term investments		
	Investments in associates:		
	Shares at book value	**–**	–
	Equity adjustment	**183**	188
		183	188
	Loans at book value	**(5)**	(4)
		178	184
	Directors' valuation of unlisted investments (including loans)	**178**	184
11.3	**Investments in joint ventures**		
	Loan to Angolan joint ventures	**135 513**	89 127
11.4	**Investments in available-for-sale investments**		
	Listed investments at fair value		
	Shares		
	Diamond Fields International Ltd (7,4%)	**11 502**	7 188
	Market value	**11 502**	7 188

	2004 R'000	2003 R'000
11. INVESTMENTS (REFER TO ANNEXURE A) *(continued)*		
11.5 Cash and cash equivalents		
Trans Hex Rehabilitation Trust Fund	**17 227**	12 958
Market value	**17 227**	12 958
Total long-term investments	**164 420**	109 457
12. LOAN – COMPANY AND CONSOLIDATED		
Loan to Trans Hex Group Trust to finance the share purchase scheme for senior employees.	**–**	135

13. INVENTORIES

	CONSOLIDATED	
Diamonds	**81 703**	86 823
Consumables	**25 925**	19 817
	107 628	106 640
14. ACCOUNTS RECEIVABLE		
Trade receivables	**22 308**	14 177
Receivables from joint venture partners	**11 041**	2 760
Forward foreign exchange option contracts	**926**	7 428
Prepayments	**903**	4 715
South African Revenue Service – indirect taxes	**13 366**	6 412
Other receivables	**7 253**	5 303
	55 797	40 795

The company's historical experience in collection of accounts receivable do not indicate the need for any provision for any allowances. Due to these factors, the group believes that no additional credit risk is inherent in the company's trade receivables.

	2004 R'000	2003 R'000
15. STATED CAPITAL – COMPANY AND CONSOLIDATED		
Authorised		
300 000 000 ordinary shares of no par value		
Issued		
88 424 946 ordinary shares of no par value		
(2003: 85 579 891 ordinary shares of no par value)	**195 126**	174 370

The unissued shares were placed under the control of the board of directors until the forthcoming annual general meeting.

Share purchase scheme	2004	2003
Balance of number of shares taken up on 1 April	**8 400**	27 200
Employees	**5 760**	24 560
Directors	**2 640**	2 640
– AM Krige	**960**	–
– MS Loubser	**1 680**	2 640
Number of shares released during the year	**(4 080)**	(18 800)
Employees	**(2 320)**	(15 280)
Directors	**(1 760)**	(3 520)
– AM Krige	**(640)**	(2 560)
– MS Loubser	**(1 120)**	(960)
Balance of number of shares taken up on 31 March	**4 320**	8 400
Employees	**3 440**	5 760
Directors	**880**	2 640
– AM Krige	**320**	960
– MS Loubser	**560**	1 680
Indebtedness by employees in terms of the scheme (R'000)	**30**	58
Employees	**24**	39
Directors	**6**	19
– AM Krige	**2**	7
– MS Loubser	**4**	12

At 31 March 2004 there were no invitations not taken up. In terms of the Trust Deed, the number of shares subject to the scheme is limited to 5% of the number of issued shares.

15. STATED CAPITAL – COMPANY AND CONSOLIDATED *(continued)*

Share option scheme

During the year, share options were granted to eligible directors and employees.

Outstanding options at 31 March were as follows:

	Number of options at beginning of year	Number of options issued during the year	Issue date	Issue price (c)	Expiry date	Number of options delivered during the year	Number of options outstanding
2004							
DM Hoogenhout	**113 266**					**113 266**	**–**
C Gardner	**588 200**					**392 134**	**196 066**
AM Krige	**212 867**					**116 267**	**96 600**
AC Louw	**451 000**					**451 000**	**–**
MS Loubser	**273 700**					**–**	**273 700**
Other employees	**3 463 191**	**569 000**				**2 114 528**	**1 917 663**
		127 400	**19 May 2003**	**1 557**	**19 May 2008**		
		250 700	**15 Aug 2003**	**1 864**	**15 Aug 2008**		
		124 700	**29 Oct 2003**	**2 203**	**29 Oct 2008**		
		66 200	**6 Nov 2003**	**2 496**	**6 Nov 2008**		
Total	**5 102 224**	**569 000**				**3 187 195**	**2 484 029**
2003							
DM Hoogenhout	226 600	–				113 334	113 266
C Gardner	588 200	–				–	588 200
AM Krige	212 867	–				–	212 867
AC Louw	451 000	–				–	451 000
MS Loubser	273 700	–				–	273 700
Other employees	4 561 065	448 900				1 546 774	3 463 191
		64 900	25 Jan 2002	1 328	25 Jan 2007		
		111 100	16 Apr 2002	1 653	16 Apr 2007		
		135 900	8 Nov 2002	1 798	8 Nov 2007		
		137 000	22 Feb 2003	1 964	22 Feb 2008		
Total	6 313 432	448 900				1 660 108	5 102 224

	COMPANY AND CONSOLIDATED 2004 R'000	2003 R'000
16. LONG-TERM LIABILITIES		
Compulsory convertible debentures		
Face value of compulsory convertible debentures issued on 5 March 2002	**152 000**	152 000
Equity conversion component	**(68 291)**	(68 291)
Liability component on initial recognition on 5 March 2002	**83 709**	83 709
Cumulative interest expense	**21 032**	11 625
Cumulative interest paid	**(42 558)**	(21 982)
	62 183	73 352
Short-term liability on 31 March	**12 696**	11 169
Long-term liability on 31 March	**49 487**	62 183

The group issued 16 million unsecured 13,5% participating compulsory convertible debentures on 5 March 2002. Interest is payable biannually in arrears. Each debenture will be compulsorily converted into one Trans Hex share on the sixth anniversary date of its issue, provided that the debenture holder shall be entitled to require that all or any of the debentures be converted to Trans Hex shares, in the same ratio, at an earlier date.

	CONSOLIDATED 2004 R'000	2003 R'000
17. DEFERRED TAXATION		
17.1 Deferred taxation liability		
At beginning of year	**164 590**	150 436
Charged to income statement	**(736)**	(9 012)
Adjustment to mining rights	**–**	32 992
Translation differences on foreign subsidiaries	**(16 995)**	(9 826)
At end of year	**146 859**	164 590
Comprised of:		
Capital allowances	**155 565**	151 732
Deferred liabilities	**(9 685)**	(10 308)
Mining rights	**27 801**	32 992
Foreign subsidiaries	**(26 822)**	(9 826)
	146 859	164 590

	CONSOLIDATED	
	2004 R'000	2003 R'000
17. DEFERRED TAXATION *(continued)*		
17.2 Deferred taxation asset		
At beginning of year	**22 006**	24 946
Charged to income statement	**(3 351)**	(2 940)
At end of year	**18 655**	22 006
18. PROVISIONS		
Provision for post-retirement medical benefits		
The amounts recognised in the balance sheet were determined as follows:		
Present value of funded obligations	**11 137**	12 450
Fair value of plan assets	**(804)**	(1 250)
Provision in the balance sheet	**10 333**	11 200
The amounts recognised in the income statement were as follows:		
Current service cost	**147**	130
Interest cost	**1 159**	1 110
Inflation adjustments	**(1 614)**	330
Estimated employer benefit payments	**(559)**	(510)
	(867)	1 060
Movement in the provision recognised in the balance sheet:		
At beginning of year	**11 200**	10 140
Total expenses – as shown above	**(867)**	1 060
At end of year	**10 333**	11 200
The provision is independently actuarially determined every third year, with independent forecasts for the years in-between. The next independent actuarially valuation will be at the end of March 2005.		
The following assumptions were used:	**%**	%
Discount rate	**11,5**	11,5
Future salary increases	**8,0**	8,0
Expected return on plan assets	**11,5**	11,5
Health care cost inflation	**9,5**	12,0

notes to the annual financial statements (continued)

for the year ended 31 March 2004

		CONSOLIDATED	
		2004 R'000	2003 R'000
18.	PROVISIONS *(continued)*		
	Provision for rehabilitation liabilities		
	At beginning of year	**23 160**	21 821
	Capitalised as mining assets	**1 455**	–
	Rehabilitation provision – unwinding of discount	**(2 665)**	1 339
	At end of year	**21 950**	23 160
	A provision for the restoration and rehabilitation of current mining activities based on current environmental and regulatory requirements.		
	Total provisions	**32 283**	34 360
19.	TRADE AND OTHER PAYABLES		
	Trade payables	**56 613**	59 745
	Government royalties	**18 038**	16 320
	Marine contractor fees payable	**3 593**	6 660
	South African Revenue Service – other taxes	**2 977**	9 911
	Other payables	**10 978**	13 823
		92 199	106 459

	COMPANY		CONSOLIDATED	
	2004 R'000	2003 R'000	2004 R'000	2003 R'000
20. RECONCILIATION OF NET INCOME BEFORE TAXATION WITH CASH GENERATED FROM OPERATIONS				
Profit before taxation	**70 096**	56 441	**301 695**	331 520
Adjusted for:				
Depreciation	**–**	–	**112 284**	116 272
Amortisation of goodwill	**–**	–	**2 135**	–
(Profit)/loss on sale of assets and investments	**–**	–	**(872)**	4 554
Exchange rate adjustments	**–**	–	**15 772**	–
(Decrease)/increase for post-retirement medical benefits	**–**	–	**(867)**	1 060
(Decrease)/increase in rehabilitation liabilities	**–**	–	**(2 665)**	1 339
Income from Trans Hex Rehabilitation Trust Fund	**–**	–	**(1 175)**	(825)
Investment income	**(58 710)**	(46 582)	**–**	–
Share of results of associated company	**–**	–	**5**	(12)
Net interest paid/(received)	**(11 375)**	(9 802)	**12 331**	(8 567)
Operating income before movements in working capital	**11**	57	**438 643**	445 341
Movement in working capital	**617**	(930)	**(30 250)**	(9 619)
Inventory	**–**	–	**(988)**	(11 905)
Accounts receivable	**161**	(358)	**(15 002)**	(13 985)
Trade and other payables	**456**	(572)	**(14 260)**	16 271
Cash generated from operations	**628**	(873)	**408 393**	435 722
21. RECONCILIATION OF TAXATION PAID WITH AMOUNT DISCLOSED IN THE INCOME STATEMENT				
Amount unpaid at beginning of year	**–**	–	**97 724**	16 498
Amount per income statement	**793**	17	**107 792**	112 547
Amount unpaid at end of year	**–**	–	**(95 863)**	(97 724)
Amount paid	**793**	17	**109 653**	31 321

		CONSOLIDATED	
		2004 R'000	2003 R'000
22.	**ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT**		
	Earthmoving equipment	**20 871**	64 655
	Plant extensions	**30 470**	56 002
	Housing and personnel benefits	**3 282**	2 270
	Operational buildings	**5 223**	3 149
	Computer hardware and software	**488**	339
	Transport vehicles	**2 039**	4 272
	Mine development	**5 519**	–
	Other	**2 997**	3 958
		70 889	134 645
23.	**JOINT VENTURES ACQUIRED**		
	Mining rights	**–**	7 967
	Goodwill	**–**	3 975
	Accounts receivable	**–**	91
	Accounts payable	**–**	(2 235)
	Net cash flow	**–**	9 798
24.	**CASH AND CASH EQUIVALENTS**		
	Cash and cash equivalents comprise cash on hand and bank balances. The amounts in the cash flow statement correspond with those in the balance sheet.		
25.	**JOINT VENTURES**		
	The group holds the following interest in joint ventures (South Africa, unless stated otherwise):	%	%
	Fucauma Association (Angola)	**32**	32
	Luarica Association (Angola)	**35**	35
	Mineracao Barra Grande Ltda (Brazil)	**56**	56
	Mvelaphanda Exploration Joint Venture	**50**	–
	Mvelaphanda Trade Solutions (Pty) Ltd	**–**	50
	Northbank Diamonds Ltd (Namibia)	**50**	50
	Pioneer Minerals (Pty) Ltd	**50**	50
	Trans Hex Gariep Venture	**50**	50

	CONSOLIDATED	
	2004 R'000	2003 R'000
25. JOINT VENTURES *(continued)*		
These investments are accounted for using the proportionate consolidation method. The following amounts represent the group's effective interest in the assets, liabilities, sales and results of the joint ventures:		
Property, plant and equipment	**35 787**	51 303
Current assets	**44 687**	1 232
	80 474	52 535
Long-term borrowings	**–**	8 854
Current liabilities	**7 303**	4 108
	7 303	12 962
Net assets	**73 171**	39 573
Sales	**69 842**	20 418
Profit before taxation	**12 368**	9 845
Taxation	**(4 535)**	(1 624)
Profit after taxation	**7 833**	8 221

26. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments consist of investments and loans, cash resources, accounts receivable, accounts payable and long-term liabilities resulting from normal business transactions. Except for the total exposure represented by the respective balance sheet items, no other exceptional concentration of risk exists. Funds are only invested at banks with acceptable credit ratings.

Forward exchange contracts and forward exchange option contracts

From time to time the group enters into forward exchange contracts and forward exchange option contracts to preserve and enhance its revenue streams and to limit its exposure for capital purchases and other expenditure denominated in foreign currencies.

Interest rate risk

The group's exposure to interest rate fluctuations is reflected in Note 16.

26. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT *(continued)*

Fair values

The carrying amounts of financial assets and liabilities as described in the group accounting policies approximate fair values. The net fair values of derivative financial instruments at the balance sheet date were:

	CONSOLIDATED	
	2004 R'000	2003 R'000
Forward exchange options (assets)	**926**	7 428

One currency option transaction of US$1 million was entered into for a period of ten weeks after year-end at a guaranteed minimum strike rate of R7,3650. (2003: Four currency option transactions of US$5 million each were entered into for periods of between seven days and five months after year-end at guaranteed minimum strike rates of between R8,4360 and R8,5375.)

27. RELATED PARTY TRANSACTIONS

Controlling entities

The company's major shareholder is Tegniese Mynbeleggings Bpk (a wholly-owned subsidiary of Remgro Ltd), which holds 34% (2003: 41%) of the company's shares. Mvelaphanda Resources Ltd owns 6% (2003: 4%) and including the compulsory convertible debentures, effectively owns 20,6% (2003: 19,4%) in the company. The following transactions were carried out with controlling entities:

	CONSOLIDATED	
	2004 R'000	2003 R'000
Management fee paid to Remgro Finance and Services Ltd (a fellow subsidiary of the company's major shareholder)	**1 628**	1 536
Management fee paid to Mvelaphanda Resources Ltd	**600**	600
	2 228	2 136

The management services were carried out on commercial terms and conditions.

The company issued compulsory convertible debentures to Mvelaphanda Resources Ltd, as disclosed in Note 16.

27. **RELATED PARTY TRANSACTIONS** *(continued)*

Related parties

Angolan joint ventures

The group owns a 35% interest in the Luarica Association and a 32% interest in the Fucauma Association through Trans Hex Angola Ltda ("THA"), a wholly-owned subsidiary of the group.

On 1 October 2003, the group acquired a 100% interest (previously 50%) in Mvelaphanda Trade Solutions (Pty) Ltd ("MTS"), a South African incorporated company. MTS is utilised as the logistics vehicle for exports to the Angolan projects and to THA.

During the year MTS sold capital assets and consumables to the Luarica Association to the value of R54 233 000 (2003: R67 656 000), to the Fucauma Association to the value of R24 075 000 (2003: Rnil) and to THA to the value of R35 873 000 (2003: R19 820 000). These transactions were carried out on commercial terms and conditions. At year-end the amount owed to MTS is R18 260 000 (2003: R1 228 000).

In terms of the Luarica and Fucauma joint venture contracts, the group is obligated to provide the investment capital on loan account. At year-end the Luarica and Fucauma loan accounts to the group were R171 979 000 (2003: R132 613 000) and R22 852 000 (2003: R4 304 000) respectively and is currently interest-free.

Other joint ventures

Other related entities are as set out in Note 25.

	Land R'000	Marine R'000	Unallocated R'000	Total R'000
28. SEGMENT INFORMATION				
Primary reporting format – business segments				
2004				
Revenue	**966 920**	**112 814**	**–**	**1 079 734**
Mining income	**393 684**	**8 464**	**–**	**402 148**
Net financial expenses	**–**	**–**	**(50 729)**	**(50 729)**
Exploration costs	**(42 136)**	**(7 583)**	**–**	**(49 719)**
Share of associates' results	**(5)**	**–**	**–**	**(5)**
Profit/(loss) before taxation	**351 543**	**881**	**(50 729)**	**301 695**
Assets	**1 333 196**	**156 914**	**16 950**	**1 507 060**
Cash and cash equivalents	**–**	**–**	**357 639**	**357 639**
Liabilities	**358 022**	**4 295**	**67 070**	**429 387**
Capital expenditure	**75 104**	**4 602**	**2 738**	**82 444**
Depreciation	**95 338**	**14 033**	**2 913**	**112 284**
2003				
Revenue	868 734	103 486	–	972 220
Mining income	395 411	5 609	–	401 020
Net financial expenses	–	–	(20 257)	(20 257)
Exploration costs	(30 459)	(16 161)	–	(46 620)
Research and development	(795)	(1 840)	–	(2 635)
Share of associates' results	17	–	–	17
Profit/(loss) before taxation	364 174	(12 392)	(20 257)	331 525
Assets	1 226 109	191 496	20 650	1 438 255
Cash and cash equivalents	–	–	338 833	338 833
Liabilities	367 243	29 598	79 644	476 485
Capital expenditure	146 028	2 038	1 787	149 853
Depreciation	97 231	15 946	3 095	116 272

	Southern Africa (including Namibia) R'000	Rest of Africa (including Angola) R'000	Total R'000
28. SEGMENT INFORMATION *(continued)*			
Secondary reporting format – geographical segments			
2004			
Revenue	**1 016 002**	**63 732**	**1 079 734**
Assets	**1 259 907**	**247 153**	**1 507 060**
Capital expenditure	**57 349**	**25 095**	**82 444**
2003			
Revenue	972 220	–	972 220
Assets	1 267 730	170 525	1 438 255
Capital expenditure	81 801	68 052	149 853

29. GUARANTEES

The group guarantees:

- Staff housing loans amounting to R65 800 (2003: R116 800).
- Guarantees to third parties to R1 245 900 (2003: R1 241 400).

30. CAPITAL COMMITMENTS

	CONSOLIDATED 2004 R'000	2003 R'000
Incomplete contracts for capital expenditure	**20 665**	66 267
Capital expenditure authorised but not yet contracted for	**100 161**	21 576
	120 826	87 843

These commitments of the group will be financed from its own resources or borrowed funds.

31. BORROWING POWERS

In terms of the articles of association, the group has unlimited borrowing powers.

The group has undrawn borrowing facilities of R335 million (2003: R375 million) at floating rates and expires within one year. These facilities are subject to an annual review.

annexure A – investments

Name of company Incorporated in South Africa (unless stated otherwise)	Issued share capital		Effective interest		Held by the company			
					Shares		Loan	
	2004 R	2003 R	2004 %	2003 %	2004 R'000	2003 R'000	2004 R'000	2003 R'000
Company								
Buffelsbank Diamante Bpk	**50**	50	**100**	100	**1 481**	1 481	**200 656**	179 688
Trans Hex Bemarking Bpk	**100**	100	**100**	100	**–**	–	**–**	–
Trans Hex Finansiering Bpk	**10**	10	**100**	100	**2 294**	2 294	**–**	–
Trans Hex Diamante Bpk	**4 000**	4 000	**100**	100	**505**	505	**–**	–
Trans Hex Dienste Bpk	**–**	200	**–**	100	**–**	–	**–**	–
Trans Hex Operations (Pty) Ltd	**–**	–	**–**	–	**–**	–	**152 000**	152 000
					4 280	4 280	**352 656**	331 688
Group								
Benguela Concessions Ltd	**107 504 931**	107 504 931	**100**	100				
Benguela Exploration Company (Pty) Ltd	**500**	500	**49**	49				
Benguela Nominees (Pty) Ltd	**–**	4	**–**	100				
Bitterfontein Granite Works (Pty) Ltd	**–**	200 000	**–**	100				
Daisey Street Investments No 27 (Pty) Ltd	**–**	2	**–**	100				
De Bruyn's Bellsbank Mine (Pty) Ltd	**–**	40 000	**–**	100				
De Punt Plase (Edms) Bpk	**–**	50 000	**–**	100				
Diamond Fields International Ltd – Canada (C$) (listed)	**51 588 000**	51 588 000	**7**	7				
Dokolwayo Diamond Mines (Pty) Ltd – Swaziland (E)	**15 008**	15 008	**50**	50				
Gem Diamond Mining Corporation Ltd	**94 444 138**	94 444 138	**100**	100				
Hoanib Diamonds (Pty) Ltd – Namibia (N$)	**1 000**	1 000	**90**	90				
K P Delwery (Edms) Bpk	**100**	100	**100**	100				
Luderitz Ocean Diamonds (Pty) Ltd – Namibia (N$)	**1**	1	**100**	100				
Marine West (Pty) Ltd	**1 355 000**	1 355 000	**100**	100				
Mineracao Barra Grande Limitada – Brazil (R$)	**1 000**	1 000	**56**	56				
Moonstone Diamonds (Namibia) (Pty) Ltd – Namibia (N$)	**4 000**	4 000	**100**	100				
Moonstone Diamonds (South Africa) (Pty) Ltd	**7**	7	**100**	100				
Mvelaphanda Exploration (Pty) Ltd	**12**	12	**50**	100				
Mvelaphanda Trade Solutions (Pty) Ltd	**100**	100	**100**	50				
Namex (Edms) Bpk	**120 900**	120 900	**100**	100				
Newdico (Pty) Ltd – Botswana (Pula)	**100**	100	**25**	25				
North Bay Mining (Pty) Ltd	**1 000**	1 000	**100**	100				
Northbank Diamonds Ltd – Namibia (N$)	**8**	8	**50**	50				
Ocean Diamond Mining 14C (Pty) Ltd	**100**	100	**49**	49				
Ocean Diamond Mining 6C (Pty) Ltd	**100**	100	**49**	49				
Oranje-Kunene Diamante Bpk	**57**	57	**100**	100				

Name of company Incorporated in South Africa (unless stated otherwise)	Issued share capital 2004 R	 2003 R	Effective interest 2004 %	 2003 %
Pioneer Minerals (Pty) Ltd	**148 640**	148 640	**50**	50
See-Diamantkonsessie 2B (Edms) Bpk	**200**	200	**49**	49
Strykloof Diamante (Edms) Bpk	**–**	100	**–**	100
Strykpunt Beleggings Bpk	**–**	257 504	**–**	100
Thirteen Sea Concession (Pty) Ltd	**–**	1 000	**–**	100
Trans Hex Angola Ltda – Angola (Kwanza)	**50 000**	50 000	**100**	100
Trans Hex (Swaziland) (Pty) Ltd – Swaziland (E)	**3**	3	**100**	100
Trans Hex (Zimbabwe) Ltd – Zimbabwe (Z$)	**30 000**	30 000	**100**	100
Trans Hex België N V – Belgium (BF)	**1 250 000**	1 250 000	**100**	100
Trans Hex Brasil Limitada – Brazil (R$)	**3 568 601**	3 568 601	**100**	100
Trans Hex Marine (Namibia) (Pty) Ltd – Namibia (N$)	**100**	100	**100**	100
Trans Hex Minerale Bpk	**–**	4 000	**–**	100
Trans Hex Mynbou Bpk	**500 000**	500 000	**100**	100
Trans Hex Namibia (Pty) Ltd – Namibia (N$)	**5**	5	**100**	100
Trans Hex Ondernemings Bpk	**–**	100	**–**	100
Trans Hex Operations (Pty) Ltd	**12 768**	12 768	**100**	100
Trans Hex Shelf Nr 1 Ltd	**–**	927 500	**–**	100
Trans Hex Shelf Nr 3 Ltd	**–**	93 912	**–**	100
Trans Hex UK Ltd	**1 000**	–	**100**	–
Trans Tropic Trading Incorporated – British Virgin Islands (US$)	**250 000**	250 000	**100**	100

All the companies are unlisted unless stated otherwise.

shareholders' information

Trans Hex's ordinary shares are quoted on the JSE Securities Exchange South Africa (JSE) and the Namibian Stock Exchange (NSX). Share trading codes are TSX for the JSE and THX for the NSX.

SHARE TRADING

Monthly highs and lows for 2003/2004


3 000
2 500
2 000
1 500
1 000
500
0
1 750
2 100
2 105
2 280
2 400
2 350
2 520
2 810
2 930
2 801
2 850
3 000
30 Apr 03
31 May 03
30 Jun 03
31 Jul 03
31 Aug 03
30 Sep 03
31 Oct 03
30 Nov 03
31 Dec 03
31 Jan 04
29 Feb 04
31 Mar 04
High
Low

Monthly volumes traded for 2003/2004


9 000 000
8 000 000
7 000 000
6 000 000
5 000 000
4 000 000
3 000 000
2 000 000
1 000 000
0
704 375
1 387 519
2 047 559
1 986 296
2 811 118
912 642
1 878 787
1 163 292
1 888 198
8 548 230
1 964 900
1 622 562
30 Apr 03
31 May 03
30 Jun 03
31 Jul 03
31 Aug 03
30 Sep 03
31 Oct 03
30 Nov 03
31 Dec 03
31 Jan 04
29 Feb 04
31 Mar 04
Volume traded

GENERAL STATISTICS AND RATIOS FOR 2003/2004

	2004 R'000	2003 R'000
Total number of shares in issue at year-end	**88 424 946**	85 579 891
Weighted average number of shares in issue	**86 750 000**	84 962 000
Total shares traded	**26 915 478**	23 052 865
Volume traded as a percentage of shares in issue (%)	**30,4**	26,9
Closing price as at 31 March (cents)	**2 725**	1 700
Volume weighted average annual price per share (cents)	**2 461**	1 956
Price earnings ratio as at 31 March	**10,63**	6,26
Earnings yield as at 31 March	**9,40**	15,95
Dividend yield as at 31 March	**2,50**	3,24
Market capitalisation (Rm)	**2 409**	1 455
Headline earnings per share (cents)	**222,0**	270,2
Interim dividend (cents)	**20,0**	18,0
Final dividend (cents)	**53,0**	48,0
Headline return on average shareholders' equity (%)	**18,9**	25,8
Net asset value per share (cents)	**1 219**	1 124

SHAREHOLDER SPREAD AS AT 31 MARCH 2004

Category	**Number of shareholders**	**Number of shares**	**% of issued shares**
Holding company			
(Tegniese Mynbeleggings Bpk)	1	30 215 000	34,17
STRATE, various CSDPs and individuals	2 545	4 561 568	5,15
Nominee companies	44	412 787	0,47
Companies, corporate bodies and pension funds	541	49 779 291	56,30
Investment trusts not held via nominee companies	354	3 456 300	3,91
	3 485	88 424 946	100,00

SHAREHOLDING ANALYSIS AS AT 31 MARCH 2004

Holdings	**Number of shareholders**	**%**	**Number of shares**	**% of issued shares**
1 – 5000	2 974	85,34	2 697 725	3,05
5 001 – 10 000	176	5,05	1 325 879	1,50
10 001 – 100 000	254	7,29	7 488 800	8,47
100 001 – 500 000	56	1,61	12 752 883	14,42
500 001 – 1 000 000	13	0,37	9 051 477	10,24
Over 1 000 000	12	0,34	55 108 182	62,32
	3 485	100,00	88 424 946	100,00

shareholders' information (continued)

NON-PUBLIC/PUBLIC SHAREHOLDERS

Pursuant to the JSE Listings Requirements and to the best knowledge of the directors, after reasonable enquiry, the spread of shareholders at 31 March 2004, appears below:



- Public shareholding 58% (2003: 57,36%)
- Tegniese Mynbeleggings Beperk 34,1% (2003: 41,15%)
- Mvelaphanda Resources Limited 6,2% (2003: 3%)
- Directors and associates 1,4% (2003: 1,4%), Share Trust 0,3% (2003: 0,09%)

Shareholder spread (non-public/public shareholders)	Number of shareholders	% of shareholders	Number of shares	% of total shares
Public shareholding	3 476	99,6	51 127 911	58
Non-public shareholding	9	0,4	37 297 035	42
Directors (including subsidiary directors)	6	0,1	1 199 444	1,4
Share Purchase Scheme	1	0,1	352 328	0,3
Tegniese Mynbeleggings Bpk	1	0,1	30 215 000	34,1
Mvelaphanda Resources Ltd	1	0,1	5 530 263	6,2
	3 485	100,0	88 424 946	100,0

MAJOR SHAREHOLDERS AS AT 31 MARCH 2004

According to information available to the directors, shareholders beneficially holding (either directly or via nominee companies) in excess of 5% of the issued share capital, were as follows:

Shareholder	Number of shares	Percentage
Tegniese Mynbeleggings Bpk	30 215 000	34,17
Liberty Group (held on behalf of third party funds)	8 719 344	9,86
RMB (held on behalf of third party funds)	6 503 738	7,36
Mvelaphanda Resources Ltd*	5 530 263	6,26
Sanlam (held on behalf of third party funds)	4 544 441	5,14

* The Group issued 16 million unsecured 13,5% participating compulsory convertible debentures to the Mvelaphanda Group on 5 March 2002. Each debenture will be compulsorily converted into a Trans Hex ordinary share on the sixth anniversary date of its issue or at an earlier date at the option of the debenture holder.

TRANS HEX SHARE PRICE VERSUS ALL SHARE INDEX (ALSI40)


3 000
2 600
2 200
1 800
1 400
1 000
11 500
11 000
10 500
10 000
9 500
9 000
8 500
8 000
7 500
7 000
1 Apr 03
2 May 03
2 Jun 03
1 Jul 03
1 Aug 03
1 Sep 03
1 Oct 03
3 Nov 03
1 Dec 03
2 Jan 04
2 Feb 04
1 Mar 04
Trans Hex
All Share Index

IMPORTANT DATES FOR SHAREHOLDERS

Financial year-end 31 March 2004	
Annual general meeting	6 August 2004
Financial reports:	
– Half-year interim report	November
– Announcement of annual results	May
– Annual financial statements	June
Interim dividend	
– Declared	November
– Paid	January
Final dividend	
– Declared	May
– Paid	July

CONVERSION OF SHARE CERTIFICATES INTO ELECTRONIC FORMAT (STRATE)

Trans Hex moved into the JSE's electronic settlement environment (STRATE) during October 2001. Shareholders who have not as yet submitted share certificates to their appointed custodian bank or qualifying stockbroker (Central Securities Depository Participant or CSDP) for dematerialisation, are urged to do so. They in turn will ensure the certificates are recorded electronically which will render the relevant share eligible for settlement in the STRATE environment. Should you require any further information, contact the company secretary or STRATE's Information Centre (contact details on page 78).

Shareholders or interested parties may contact the company secretary for general information concerning Trans Hex or visit our website at www.transhex.co.za.

Share transfers, dividend payments, change of address and similar queries should also be addressed to the company secretary or the company's transfer secretaries.

administration

COMPANY SECRETARY
Trans Hex Group Limited
PO Box 723
Parow, Cape Town 7499
Telephone: +27 21 937 2011
Fax: +27 21 937 2100
georgez@transhex.co.za

TRANSFER SECRETARIES
South Africa
Computershare Investor Services 2004 (Pty) Limited
PO Box 61051
Marshalltown 2107
Telephone: +27 11 370 7700
Fax: +27 11 836 6145

Namibia
Transfer Secretaries (Pty) Ltd
PO Box 2401
Windhoek
Telephone: +264 61 22 7647
Fax: +264 61 24 8531

APPOINTED SPONSOR
(as per JSE Listings Requirements)
Rand Merchant Bank Limited
PO Box 786273
Sandton 2146
Telephone: +27 11 282 5075
Fax: +27 11 282 8259
e-mail: sponsor@rmb.co.za

SPONSORING BROKER
Namibia
Irwin, Jacobs, Greene (Pty) Limited
11th Floor Sanlam Centre
Independence Avenue
PO Box 186
Windhoek
Namibia
Telephone: +264 61 238899
Fax: +264 61 238936

STRATE
Telephone: +27 11 520 7700
Info line: 0800 00 47 27
Fax: +27 11 520 8600
e-mail: ileaseg@jse.co.za
website: www.STRATE.co.za

TRANS HEX WEBSITE
www.transhex.co.za

notice to shareholders

Notice is hereby given that the twenty-fourth annual general meeting of shareholders of Trans Hex Group Limited ("the company") will be held on Friday, 6 August 2004, at 16:00 at the company's registered office, 405 Voortrekker Road, Parow, Cape Town, for the following purposes:

1. To consider and adopt the annual financial statements for the year ended 31 March 2004.

2. To determine and approve directors' fees for the past financial year.

3. To elect the following retiring directors in accordance with the provisions of the company's articles of association and who, being eligible, offer themselves for re-election, namely –
   - 3.1 Mr WE Bührmann
   - 3.2 Mr AR Martin
   - 3.3 Mr BR van Rooyen

Their profiles and abridged curriculum vitae appear on page 6.

4. To consider and, if deemed fit, to pass, with or without modifications, the following ordinary and special resolutions:

Ordinary resolution number one

Control of authorised but unissued shares

"Resolved that all the authorised but unissued ordinary shares in the capital of the company (other than the ordinary shares previously placed under the control of the directors of the company for the specific purpose of the company's share incentive scheme) be, and they are hereby placed, under the control of the directors of the company as a general authority to them to allot or issue the same at their discretion in terms of and subject to the provisions of sections 221 and 222 of the Companies Act and the Listings Requirements of the JSE Securities Exchange South Africa."

Ordinary resolution number two

Issue of shares for cash

"Resolved that, subject to:

- the passing of ordinary resolution number one above; and
- not less than 75% of those shareholders of the company present in person or by proxy and entitled to vote at the meeting at which this resolution is proposed, voting in favour of this resolution;
- the directors of the company are hereby authorised and empowered, by way of a general authority, to allot and issue for cash, without restriction, all or any of the authorised but unissued ordinary shares in the capital of the company placed under their control as they in their discretion may deem fit, subject to the provisions of the JSE Securities Exchange South Africa (JSE) Listings Requirements, namely:
  - that this authority shall not extend beyond 15 months from the date of this meeting or the date of the next annual general meeting, whichever is the earlier date;
  - that the issue shall be to public shareholders as defined in paragraph 4.26 of the JSE Listings Requirements and not to related parties;
  - that a paid press release, giving full details, including the impact on net asset value and earnings per share, be published at the time of any issue representing, on a cumulative basis within one year, 5% or more of the number of ordinary shares issued prior to the issue;
  - that issues in the aggregate in any financial year, not exceed 15% of the number of ordinary shares of the company's issued share capital, including instruments which are convertible into ordinary shares. The number of ordinary shares which may be issued shall be based on the number of ordinary shares in issue at the date of such application less any ordinary shares issued during the current financial year, provided that any ordinary shares to be issued pursuant to a rights issue (announced and irrevocably and underwritten) or acquisition (concluded up to date of application) may be included as though they were shares in issue at the date of application;

- the equity securities which are the subject of the issue for cash must be of a class already in issue, or where this is not the case, must be limited to such securities or rights that are convertible into a class already in issue;
- that, in determining the price at which an issue for shares will be made in terms of this authority, the maximum discount permitted be 10% of the weighted average traded price of the shares in question over the 30 business days prior to the date that the price of the issue is determined or agreed to by the company's directors."

Special resolution number one

General authority to repurchase issued shares

"Resolved that, as a general approval contemplated in sections 85(2) and 85(3) of the Act, the acquisitions by the company, and/or any subsidiary of the company, from time to time of the issued ordinary shares of the company, upon such terms and conditions and in such amounts as the directors of the company may from time to time determine, but subject to the articles of association of the company, the provisions of the Act and the JSE Listings Requirements, when applicable, and provided that:

- the repurchase of securities will be effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counterparty;
- this general authority shall only be valid until the company's next annual general meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this special resolution;
- in determining the price at which the company's ordinary shares are acquired by the company in terms of this general authority, the maximum premium at which such ordinary shares may be acquired will be 10% (ten per cent) of the weighted average of the market price at which such ordinary shares are traded on the JSE, as determined over the 5 (five) trading days immediately preceding the date of the repurchase of such ordinary shares by the company;
- the acquisitions of ordinary shares in the aggregate in any one financial year do not exceed 20% (twenty per cent) of the company's issued ordinary share capital from the date of the grant of this general authority;
- the company and the group are in a position to repay their debt in the ordinary course of business for the following year;
- the consolidated assets of the company, being fairly valued in accordance with Generally Accepted Accounting Practice, are in excess of the consolidated liabilities of the company for the following year;
- the ordinary capital and reserves of the company and the group are adequate for the next twelve months;
- the available working capital is adequate to continue the operations of the company and the group in the following year;
- upon entering the market to proceed with the repurchase, the company's sponsor has confirmed the adequacy of the company's working capital for the purposes of undertaking a repurchase of shares in writing to the JSE;
- after such repurchase the company will still comply with the JSE Listings Requirements concerning shareholder spread requirements;
- the company or its subsidiary are not repurchasing securities during a prohibited period as defined in the JSE Listings Requirements;
- when the company has cumulatively repurchased 3% of the initial number of the relevant class of securities, and for each 3% in aggregate of the initial number of that class acquired thereafter, an announcement will be made; and
- the company only appoints one agent to effect any repurchase(s) on its behalf."

Other disclosure in terms of the JSE Listings Requirements: Section 11.26

The JSE Listings Requirements require the following disclosure, some of which are elsewhere in the annual report of which this notice forms part as set out below:

- Directors and management – pages 6 and 7;
- Major shareholders of the company – page 76;
- Directors' interest in securities – page 42; and
- Share capital of the company – page 60.

Litigation statement

In terms of section 11.26 of the Listings Requirements of the JSE, the directors, whose names are given on page 6 of the annual report of which this notice forms part, are not aware of any legal or arbitration proceedings, including proceedings that are pending or threatened, that may have or have had in the recent past, being at least the previous 12 months, a material effect on the group's financial position, other than as disclosed in the litigation statement on page 40 of the annual report of which this notice forms part.

Directors' responsibility statement

The directors, whose names are given on page 6 of the annual report, collectively and individually accept full responsibility for the accuracy of the information pertaining to this resolution and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this resolution contains all information.

Material change: Section 11.26 (b) (iii) of the Listings Requirements of the JSE

Other than the facts and developments reported on in the annual report, there have been no material changes in the affairs or financial position of the company and its subsidiaries since the date of signature of the audit report and the date of this notice.

The board has no immediate intention to use this authority to repurchase company shares. However, the board is of the opinion that this authority should be in place should it become appropriate to undertake a share repurchase in the future.

Reason for and effect of special resolution number one

The reason for and the effect of the special resolution are to grant the company's directors a general authority, up to and including the date of the following annual general meeting of the company, to approve the company's purchase of shares in itself, or of shares in its holding company, or to permit a subsidiary of the company to purchase shares in the company.

Special resolution number two

Replacing of articles of association of the company

"Resolved that the articles of association of the company be and are hereby substituted in their entirety by the new articles of association, a copy of which has been tabled at the general meeting and initialled by the chairperson of the general meeting for purposes of identification."

Reason for and effect of special resolution number two

The reason for the special resolution number two is to adopt a new articles of association for the company so as to incorporate changes to the Companies Act, 1973 (Act 61 of 1973) as amended, and the JSE Securities Exchange South Africa Listings Requirements made since the date of adoption of the existing articles of association of the company. The effect of special resolution number 2 is to substitute the existing articles of association with new articles of association.

5. Transact such other business as may be transacted at an annual general meeting.

notice to shareholders (continued)

Voting and attendance at the general meeting

Any member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend, speak and to vote thereat in his stead. The proxy so appointed need not be a member of the company. Proxy forms should be forwarded to reach the registered office of the company or the transfer secretaries by 16:00 on Wednesday, 4 August 2004.

Members who have not dematerialised their shares or who have dematerialised their shares with own name registration are entitled to attend and vote at the meeting and are entitled to appoint a proxy or proxies to attend, speak and vote in their stead. The person so appointed need not be a member. Proxy forms should be forwarded to reach the registered office of the company not less than 48 hours before the time fixed for the holding of the meeting.

Members who have dematerialised their shares, other than those members who have dematerialised their shares with own name registration, should contact their CSDP or broker, in the manner and time stipulated in their agreement:

- to furnish them with their voting instructions; and
- in the event that they wish to attend the meeting, to obtain the necessary authority to do so.

By order of the board

GJ Zacharias
Company secretary

Parow

form of proxy

For completion by shareholders who have not dematerialised their shares or who have dematerialised their shares but with own name registration.

TRANS HEX

TRANS HEX GROUP LIMITED
("Trans Hex")
Share code: TSX ISIN: ZAE000018552

For use by shareholders, who have not dematerialised their shares or who have dematerialised their shares but with own name registration ("entitled shareholders"), at the general meeting to be held at 16:00 on Friday, 6 August 2004, at 405 Voortrekker Road, Parow, Cape Town.

Shareholders who have dematerialised their shares other than those with "own name" registration, must inform their CSDP or broker of their intention to attend the annual general meeting and request their CSDP or broker to issue them with the necessary authorisation to attend or provide their CSDP or broker with their voting instructions should they not wish to attend the general meeting in person.

FORM OF PROXY FOR THE TWENTY-FOURTH ANNUAL GENERAL MEETING OF TRANS HEX GROUP LIMITED

I/We ____________________ (name in block letters)

of ____________________ (address)

being the holder(s) of ____________________ ordinary shares

in the company, hereby appoint (see note 1):

1. ____________________ or failing him

2. ____________________ or failing him

3. the chairman of the company, or failing him, the chairman of the annual general meeting.

as my/our proxy to vote for me/us on my/our behalf at the annual general meeting of the company to be held at 405 Voortrekker Road, Parow, Cape Town on Friday, 6 August 2004, at 16:00, or at any adjournment thereof.

I/We desire to vote as follows (see note 2):

	For	Against	Abstain
Adoption of annual financial statements			
Approve directors' fees			
Election of directors:			
Mr WE Bührmann			
Mr AR Martin			
Mr BR van Rooyen			
Ordinary resolution number 1 Control of authorised but unissued shares			
Ordinary resolution number 2 *Issue of shares for cash*			
Special resolution number 1 General authority to repurchase issued shares			
Special resolution number 2 Replacing of articles of association			

Signed at ____________________ on ____________________ 2004

Signature ____________________

Assisted by me (where applicable) ____________________

Please see notes overleaf

notes to the form of proxy

1. An entitled shareholder may insert the name of a proxy or the name of two alternative proxies of the entitled shareholder's choice in the space/s provided, with or without deleting "the chairman of the general meeting", but any such deletion must be initialled by the shareholder. The person whose name stands first on the form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

2. Entitled shareholders must insert an "X" in the relevant spaces according to how they wish their votes to be cast. However, if entitled shareholders wish to cast their votes in respect of a lesser number of shares than they own in Trans Hex they must insert the number of shares held in respect of which they wish to vote. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he/she deems fit in respect of all the entitled shareholder's votes exercisable at the general meeting. An entitled shareholder or his/her proxy is not obliged to use all the votes exercisable by the entitled shareholder or by his/her proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the entitled shareholder or by his/her proxy.

3. Forms of proxy must be received by the transfer secretaries by no later than 16:00 on Wednesday, 4 August 2004.

   In South Africa:
   Computershare Investor Services 2004 (Pty) Limited
   Ground Floor
   70 Marshall Street
   Johannesburg
   PO Box 61051
   Marshalltown
   2107

   In Namibia:
   Transfer Secretaries (Proprietary) Limited
   Shop 11, Kaiserkrone Centre
   Post Mall Street
   Windhoek
   PO Box 2401
   Windhoek
   Namibia

4. Where there are joint holders of any shares, only that holder whose name appears first in the register in respect of such shares need sign this form of proxy.

5. The completion and lodging of this form of proxy will not preclude the relevant entitled shareholder from attending the general meeting and speaking and voting in person at the general meeting to the exclusion of any proxy appointed in terms of this form of proxy.

6. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the transfer secretaries or waived by the chairman of the general meeting.

7. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.

8. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries of Trans Hex.

9. The chairman of the general meeting may accept any form of proxy which is completed, other than in accordance with these notes, if the chairman is satisfied as to the manner in which the entitled shareholder wishes to vote.

TRANS HEX

Registered office
... Voortrekker Road Parow 7500
PO Box 723 Parow 7499 Cape Town Republic of South Africa
Telephone +27 021 937 2000 Facsimile +27 021 937 2100
E-mail info@transhex.co.za www.transhex.co.za